UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 10-SB
                                 AMENDMENT NO. 3

               GENERAL INFORMATION FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                           Commission File No. 0-26271

                        FIRST CAPITAL INTERNATIONAL, INC.
                 (Name of Small Business Issuer in Its Charter)

                      Delaware                              76-0582435
          (State or Other Jurisdiction of                 (IRS Employer
     Incorporation or Organization)                     Identification No.)

            5120 Woodway, Suite 9004,  Houston, Texas          77056
         (Address of Principal Executive Offices)            (Zip Code)

        tel. (713) 629-4866                            fax (713) 629-4913
              (Registrant's Telephone Number, including Area Code)

With  copies  to:  Robert  D.  Axelrod,  Attorney  At  Law
                   Axelrod,  Smith  &  Kirshbaum
                   5300  Memorial  Drive,  Suite  700
                   Houston,  Texas  77007
                   tel.  (713) 861-1996 ext. 116    fax (713) 552-0202

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

     None.

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

     Common  Stock,  par  value  $.001

                                TABLE OF CONTENTS

PART I

Item 1. Description of Business . . . . . . . . . . . . . . . . . . . .   1
Item 2. Management's Discussion and Analysis. . . . . . . . . . . . . .  14
Item 3. Description of Property . . . . . . . . . . . . . . . . . . . .  25
Item 4. Security Ownership of Certain Beneficial Owners and Management.  25
Item 5. Directors, Executive Officers, Promoters and Control Persons. .  27
Item 6. Executive Compensation. . . . . . . . . . . . . . . . . . . . .  28
Item 7. Certain Relationships and Related Transactions. . . . . . . . .  30
Item 8. Description of Securities . . . . . . . . . . . . . . . . . . .  32

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity
      and Other Shareholder Matters . . . . . . . . . . . . . . . . . .  34
Item 2. Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . .  35
Item 3. Changes in and Disagreements With Accountants . . . . . . . . .  35
Item 4. Recent Sales of Unregistered Securities . . . . . . . . . . . .  36
Item 5. Indemnification of Directors and Officers . . . . . . . . . . .  39

PART F/S

Financial Information . . . . . . . . . . . . . . . . . . . . . . . . .  40

PART III

Item 1. Index to Exhibits . . . . . . . . . . . . . . . . . . . . . . .  40
Item 2. Description of Exhibits
      The Exhibits required by this item are included
      as set forth in the Exhibit Index

Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

                                     PART I

Item  1.     Description  of  Business

INTRODUCTION

     First Capital International, Inc., a Delaware company, (the "Company") was incorporated in January, 1977. The principal executive offices of the Company are located at 5120 Woodway, Suite 9004, Houston, Texas 77056; tel. (713) 629-4866, fax (713) 629-4913.

     The Company's common stock is currently traded on the over-the-counter bulletin board ("OTC BB") under the symbol "FCAI."

     The  Company  presently  operates  in  two  business  segments:

--- A leasing company in the Republic of Estonia named EIP Liisingu AS ("EIP") an Estonian corporation, which leases business and consumer items. The Company acquired 100% of EIP in 1998, in a recapitalization transaction accounted for in a manner similar to a reverse merger.

--- An Internet retail shopping site called PlazaRoyal.com, located at www.plazaroyal.com. The Company began offering this website on the Internet in March 1999. The main focus of this business segment is marketing U.S. retailers to European consumers via this website. The Company is presently in the phase of seeking cyber retail tenants to lease space at this website and to date has not generated any revenues from its operation.

     References to the Company in this Form 10-SB include First Capital International, Inc. and EIP Liisingu AS.

HISTORY

     The Company was originally incorporated in the State of Utah in 1977 under the name Galt-Atlantis Corporation. The Company had insignificant operations until December, 1981 at which time the Company changed its name to Kan-Tx Energy Company and commenced activities in the natural resources industry. Being unsuccessful with its oil an gas business, Kan-Tx Energy Company suspended operations from 1986 until May, 1994, at which time the Company effectuated a one-for-ten reverse stock split and re-incorporated itself by merger into Kan-Tx Energy Company, a Delaware company, formed for the purpose of permitting the Company to conduct its affairs pursuant to Delaware corporate law rather than Utah corporate law by changing the domicile of the Company to Delaware. Also in May, 1994, the Company acquired all of the outstanding capital stock of Ranger Car Care Corporation, an automotive service company, which until that time had been a privately owned Texas corporation, in exchange for 10,000,000 shares of the Company's common stock. In June, 1994, the Company changed its name to Ranger/USA, Inc. and commenced activities in the automotive service business through its wholly owned subsidiary Ranger Car Care Corporation. In December, 1997, the Company suspended its automotive service business and was dormant from December, 1997 until August, 1998.

     In August, 1998, in anticipation of a business combination, the Company changed its name to First Capital International, Inc., increased the number of authorized shares to 100,000,000 shares of capital stock, and the present directors and officers were appointed. In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, who were Eurocapital Group, Ltd. and United Capital Group Limited. Pursuant to the Stock Exchange Agreement, the Company issued a total of 34,000,000 shares of its common stock to the former EIP stockholders in exchange for all of the outstanding shares of EIP. The terms and conditions of the Stock Exchange Agreement were determined by the parties through arms length negotiations and approved by the Board of Directors. However, no appraisal was performed. The Company treated the acquisition of EIP as a recapitalization whereby EIP was the accounting acquiror. At the time of the acquisition, the Company estimated the market value of the Company's common stock at approximately $.005 per share, resulting in a valuation of the acquisition of approximately $170,000. The Former EIP stockholders are presently the beneficial owners of 63.1% of the common stock of the Company. See, Security Ownership of Certain Beneficial Owners and Management.

     In August, 1998, upon appointment of its present officers and directors and initiation of the recapitalization involving EIP, the Company began current operations. Management has evaluated the operations of EIP and has determined that it does not currently make economic sense to commit additional resources to expand EIP's leasing operations in Estonia. It is management's current intent to grow the Company through the continued development and commercialization of its Internet based business, PlazaRoyal.com in both the United States and Eastern Europe. The Company will also consider the acquisition of financial services or Internet related businesses in the same markets.

BUSINESS  ACTIVITIES

     Leasing Activities. The Company, through its wholly owned subsidiary EIP, operates a leasing business in Estonia, a nation which gained its independence during the fall of the Soviet Union. EIP was founded in 1994 by the Estonian Innovation Bank, a bank in Estonia, and EIP was owned by the Estonian Innovation Bank until 1998 at which time the Estonian Innovation Bank sold EIP to Eurocapital Group, Ltd. and United Capital Group Limited.

     EIP owns a portfolio of leases of apartments, appliances, equipment and automobiles. These leases are made to consumers and businesses in Estonia. The main service offered by EIP is direct financing (lease-to-own, or option to purchase) leases. EIP presently has no operating leases. A lease is considered to be a direct financing lease if ownership of the leased asset is transferred to the lessee at the end of lease term or if the amount of the lease payments or the duration of the lease meet certain criteria. EIP's investment in direct financing leases totaled $226,539 at December 31, 1998, and at that date, the typical lease term of its direct financing leases was two to three years (see Consolidated Financial Statements). EIP markets its services using newspaper advertisements and other printed media in Estonia.

     The Company currently funds leasing operations using cash flows from operations and debt financing from the Estonian Innovation Bank, the former owner of EIP. EIP, the Company's leasing subsidiary, uses such funds to acquire the assets which it leases. The principal balance on the Estonian Innovation Bank loan, which bears interest at 10% per annum was is $333,641 at December 31, 1998. This note is due in payments of interest only with a final balloon payment of principal and interest due in May, 2002.

     The Company believes that the Estonian Innovation Bank, the sole lender to EIP, is insolvent and does not represent a source of further financing. The Company has not analyzed other financing sources in Estonia but believes that additional Estonia-based financing is not available or would be extremely costly to obtain. Management has evaluated the operations of EIP and has determined that it does not currently make economic sense to commit additional resources to expand leasing operations in Estonia.

     Lease Portfolio. The Company owns leases that meet the criteria to be classified as direct financing leases. Assets owned and leased under direct financing leases are carried at the Company's gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the lease.

     During the years ended December 31, 1998 and 1997, the Company entered into 37 and 111 leases, respectively. The average value of a new lease was approximately $2,548 in 1997, approximately $14,000 in 1998 and approximately $10,167 in the quarter ended March 31, 1999. The Company's operations in Estonia are conducted in transactions denominated in the local currency of Estonia, the kroon or EEK, which is pegged at 8 EEK = 1 German Mark (DM), and the calculation of these average lease values was based on the US$/DM exchange rate at the end of each period calculated.

     The average duration of the lease contracts was 1.1 years for 1997, 2.5 years for 1998, and 2.8 years for the quarter ended March 31, 1999. The average interest rate of the leases has been approximately 17% per annum since 1997.

     The components of the Company's investment in direct financing leases at December 31, 1998 were as follows:

     Lease  contracts  receivable  (net  of
     accounts  reserved  of $5,439)                     $280,986
     Less  unearned  income                               54,447

     Investment  in  direct  financing  leases          $226,539
                                                        ========

     The value of the Company's lease portfolio was $192,641 at March 31, 1999, $226,539 at December 31, 1998, and $233,158 at December 31, 1997. In each of these periods, there was only one operating lease. EIP presently has no operating leases.

     Customers. EIP's current customer base is 60% consumer and 40% business. The customer base can be further characterized as 52% real estate related, such as apartments, 20% automobile, 20% furniture and household goods such as major appliances and 8% miscellaneous categories. The business base can be further characterized as 65% automobile, 18% industrial equipment, 12% computers and office equipment and 5% real estate.

     Disposition at the end of the lease. At the end of a finance lease, EIP disposes of the leased asset by transferring ownership of the leased asset to the lessee. At the end of an operating lease, EIP continues ownership of the leased asset and takes possession of the leased asset. EIP then either re-leases the asset to a different customer or sells the asset. EIP presently has no operating leases.

     Disposition upon customer default. If a customer defaults on a lease payment, the Company repossesses the property and either leases the asset to a different customer or sells the asset. In 1997 approximately 12 of EIP's leases went into default. In 1998 approximately 3 of EIP's leases went into default. All of these leases were direct finance leases.

     The leasing industry is relatively new in Estonia. The Company believes that there are more than 10 other leasing companies in Estonia. Many of the Company's competitors are well established and have substantially greater capital resources and greater marketing capabilities than the Company. There can be no assurance that the Company will be competitive.

     E-commerce Related Activities. The Company recently began development of an Internet cyber shopping mall called Plaza Royal.com at www.plazaroyal.com. Plaza Royal.com provides U.S. retailers an opportunity to be part of a cyber shopping mall. The Company's main focus for Plaza Royal.com is to market U.S. retailers to European consumers. Plaza Royal.com is a 3-D, as well 2-D virtual reality, fully interactive cyber shopping experience with the capability to market to non-English speaking customers. The 3-D cyber shopping experience at Plaza Royal.com is designed to be entertaining to the consumer and to provide the feeling of being in a shopping mall. The Company is presently seeking cyber retail tenants to sublease space on this website. To date, the Company has not had any revenues from this website. The Company believes it can create revenue from three sources:

---     Revenues  from  rent fees paid by retail organizations who sell from the site.
---     Revenues  from  advertisers  on  the  site.
---     Revenues from retailers for transaction and credit card processing fees.

     The Company has entered into e-commerce affiliated merchant programs with the following companies: Dell Computers, CBS Sports Store, Sharper Image, Amazon.com, Discover Nature, CarPrice.com, Reel.com, and Swiss Army Depot and approximately 70 other companies. The merchant programs enable the Company to earn a percentage of the sales generated when a visitor to the Company's website links to the website of an affiliated merchant and makes a purchase. The Company will receive between 1% and 20% as a sales commission on these types of transactions. These types of merchant programs are quickly and easily established by the Company by applying for the an affiliation with a merchant program over the Internet, and then programming the link (such as a banner or 3-D display stand) into the PlazaRoyal.com website. There has been no direct cost to set up these merchant programs. There have been no revenues from these merchant programs to date. The sales commission rates are established by the seller and no negotiation with the Company takes place. For example, Dell Computers gives a 1% sales commission and Sharper Image gives a 20% commission. No single merchant program is material to the Company.

     The Company has plans to develop a legal directory portal website under the name LegalClaims.com to provide consumers with listings of providers of legal services, and to market legal services of subscribers to consumers, all in jurisdictions where this type of activity is permitted, such as in Canada, Australia, New Zealand, and nations in Central America, South America, the Caribbean, Europe, Africa and Asia. The Company has already reserved the web site name www.legalclaims.com. Revenues will come from advertising, subscribers, and sharing in legal fees in jurisdictions where this type of activity is permitted. The Company is in the process of designing the web site.

FOREIGN  OPERATIONS

     EIP operates in a part of the world which could be viewed as having a high potential for political, economic and military instability. For example, Estonia is near Russia. If the political situation in Russia worsened, a spill over effect into Estonia could have adverse consequences for EIP. Some other nations which gained independence after the fall of the Soviet Union have experienced instability. If such instability were to occur in Estonia, the Company's business could be adversely affected. The Company has no insurance to cover political risks.

     Estonia does not have a highly inflationary economy now, although in the recent past it did. Estonia has experienced a great amount of political and economic instability and inflation increased, but then stabilized in 1999. Accordingly, the government's monetary policy could come under pressure. If inflation increases, both the outlook for leasing operations and the effect of translation adjustments will negatively impact the Company's financial position and results of operations. According to the July 12, 1999 "Quarterly Review-Estonia", a PricewaterhouseCoopers publication, the Estonian inflation rate has been negative since December, 1998, and the Estonian Consumer Price Index growth rate has fallen to 3.1% in June, 1999 from 10.2% in June, 1998. The tight credit environment has led to a reduction in imports and an increase in unemployment, both of which act to reduce inflationary tendencies and to lower consumer prices. If Estonia experiences growing inflation, then Estonia's economy could be classified as a highly inflationary economy under generally accepted accounting principles. Under such circumstances, declines in the value of the EEK would be reflected in operations and would negatively impact the Company's financial position and results of operations.

     Estonia is a free market democracy with established commercial laws. In Estonia, lease agreements are governed by the Estonian Law of Rent and the Law of Property. Under these laws, if the lessee does not make a payment within three months of a due date, or within such shorter period specified in the lease agreement, the lessor is entitled to repossess the leased property (under a legal theory of unilateral anticipatory termination). A repossession causes no tax consequences to the lessor or investors). At this time, Estonian law is unsettled as to whether a lessor must first make a claim of anticipatory termination by the lessee in court.

     The local currency of Estonia is the Estonian kroon or EEK. Because the EEK is the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS
52), assets and liabilities denominated in foreign functional currencies are generally translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency, or a freeze of international transfer of funds. The Estonian Central Bank does not have the power to devalue the EEK, and technical fluctuations are restricted to 3%. However, a devaluation of the German Mark (DM) or the Euro could occur, with a resulting effect on the exchange rate of the EEK. The Estonian Central Bank has officially pegged the EEK at 8 EEK = 1 DM. Therefore, the Company is also subject to foreign currency risks related to the DM. Relative to the U.S.
dollar, a declining EEK or DM would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia. The Estonian Central Bank has also officially pegged to the Euro at 15.64 EEK = 1 Euro, which is considered the equivalent of the DM peg. Therefore, the Company is also subject to the same types of foreign currency risks related to the Euro. Relative to the U.S. dollar, a declining Euro would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia.

EMPLOYEES

     As of November 9, 1999, the Company had nine employees in the USA and EIP had four employees in Europe. No employees are represented by a union. The Company believes that its employee relations are good.

SUBSIDIARIES

     The Company has two wholly-owned subsidiaries, EIP Liisingu AS ("EIP"), an Estonian corporation, which is a leasing company in Europe, and Ranger Car Care Corporation, a Texas corporation, which is presently dormant.

     In July, 1999, the Company terminated negotiations to acquire 100% of the outstanding equity of TGK-LINK AS, an Estonian company.

IMPACT  OF  THE  YEAR  2000  ISSUE

     The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

     The Company is currently implementing a Year 2000 program which encompasses performing an inventory of information technology and non-information technology systems, assessing the potential problem areas, testing the systems for Year 2000 readiness, and modifying systems that are not Year 2000 compliant.

     To date, inventory and assessment are in progress for all core systems that are essential for business operations. The Company believes all of its core systems are Year 2000 compliant. Because many of the Company's systems are new and designed to be year 2000 compliant, the Company's management estimates that the work they have completed represents more than seventy-five percent of the work involved preparing the Company's systems for the Year 2000.

     In assessing the readiness of third parties, the Company has received correspondence from Hagen & Associates ("Hagen"), the Company's Internet web site host and service provider, dated September 28, 1999, stating that Hagen has found its systems to be Year 2000 compliant.

     Although the Company expects to be ready to continue business activities without interruption by a Year 2000 problem, Company management recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties, particularly in Estonia and other Eastern European countries. Under a "worst case Year 2000 scenario", it may be necessary for the Company to temporarily interrupt normal business activities or operations and to seek outside financing for cash flow problems brought on by customer payment problems. The Company believes that such circumstances could result in a material adverse impact to its operations and in its current financial position, threaten its continued existence. The
Company has begun, but not yet completed, development of a contingency plan to deal with the most likely worst case Year 2000 scenario". The contingency plan is expected to be completed during the fourth quarter of 1999.

     Based on a current assessment, the Company's total cost of becoming Year 2000 compliant is not expected to be significant to its financial position, results of operations or cash flows and is estimated to be less than $10,000.

                                  RISK FACTORS

Going  Concern  Risk

     During 1998 and 1997, the Company has been dependent on debt and equity raised from individual investors and related parties to sustain its operations and has incurred net losses of $827,104 and $30,078, respectively. Also, during the year ended December 31, 1998, the Company had negative cash flows from operations of $190,567. These factors along with a stockholders' deficit of $130,699 at December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern. (See Note 4 of the Consolidated Financial Statements on Page F-13) The Company's long-term viability as a going concern is dependent upon three key factors as follows:

---     The  Company's  ability  to  obtain  adequate  sources of debt or equity funding to meet current commitments and fund the continuation of its business operations.

---     The  ability  of  the  Company  to  acquire or internally develop viable businesses.

---     The  ability of the Company to ultimately achieve adequate profitability and  cash  flows  from  operations  to  sustain  its  operations.

     As a result of potential liquidity problems that the Company faces, its auditors, Ham, Langston & Brezina, L.L.P. have added an explanatory paragraph in their opinion on the Company's financial statements indicating that substantial doubt exists about the Company's ability to continue as a going concern.

Recent Losses and Accumulated Losses and Deficit, and Potential Deficiencies in Liquidity

     The Company's ability to achieve profitability will depend, in part, on its ability to successfully develop and market its Internet site on a wide scale. There is no assurance that the Company will be able to successfully make the transition from development to commercial success for its Internet site on a broad basis. While attempting to make this transition, the Company will be subject to all risks inherent in a growing venture, including the need to develop marketing expertise and produce significant revenue. The Company may incur losses for the foreseeable future due to the significant costs associated with Internet site development and commercialization activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company incurred a net loss of $827,104 for the year ending December 31, 1998, and a net loss of $30,078 for the year ended December 31, 1997. At December 31, 1998 the Company had an accumulative deficit of $865,340. Revenues decreased during the year ending December 1998 to $57,174 from $132,872 during the year ended December 31, 1997. Losses have been largely attributable to the Company becoming active in August, 1998 after a dormant period, and the Resulting commencement of business operations. Management believes that revenues will increase, and ultimately that the Company will be profitable, although there can no assurance that this will occur.

Lack  of  Financing  for  Future  Acquisitions  and  Expenditures

     Financing for the Company. Until such time as the operating results of the Company improve sufficiently, the Company must obtain outside financing to fund the expansion of the business and to meet the obligations of the Company as they become due. Any additional debt or equity financing may be dilutive to the interests of the shareholders of the Company. Such financing must be provided from the Company's operations, or from the sale of equity securities, borrowing, or other sources of third party financing in order for the Company to expand its operations. Further, the sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in assets of the Company being pledged as collateral and loan terms which would increase its debt service requirements and could restrict the Company's operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to the Company.

     Financing for EIP. The Company funds its leasing operations through its cash flow from operation and from long term debt financing which it presently has from third parties. EIP, the Company's leasing subsidiary, utilizes these funds to acquire the assets which it leases. EIP presently owes long term debt in the remaining principal balance of $333,641, which is payable interest only on a monthly basis at 10% interest per annum with a final balloon payment of principal and interest due in May, 2002.

     The Company believes that the Estonian Innovation Bank, the sole lender to EIP, is insolvent and does not represent a source of further financing. Estonian Innovation Bank owned EIP at one time. The Company has not analyzed other financing sources in Estonia but believes that additional Estonia-based financing is not available or would be extremely costly to obtain. Management has evaluated the operations of EIP and has determined that it does not make economic sense to commit additional resources to expand leasing operations in Estonia. If EIP does not raise new funds to finance new leases, EIP will ultimately be in a self- liquidating situation, whereby EIP would find itself with de minimis cash and no leases. EIP presently has no operating leases and does not possess any assets that were the subject of previous operating leases.

Foreign  Political  Risk

     EIP operates in a part of the world which could be viewed as having a high potential for political, economic and military instability. For example, Estonia is near Russia. If the political situation in Russia worsened, a spill over effect into Estonia could have adverse consequences for EIP. Some other nations which gained independence after the fall of the Soviet Union have experienced instability. If such instability were to occur in Estonia, the Company's business could be adversely affected

Uninsured  Political  Risks

     The Company does not have any political risk insurance to cover its foreign assets or bassness. There can be no assurance that the Company may not be exposed to a complete loss of its foreign assets and business due to foreign political events.

Foreign  Currency  Risk

     Presently, the Company's operations in Estonia are conducted in transactions denominated in the local currency of Estonia, the kroon or EEK.
The Company has determined that the EEK is the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52). Under FAS 52, assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency, or a freeze of international transfer of funds. The EEK is pegged at 8 EEK = 1 German Mark (DM). Therefore, the Company is also subject to the same types of foreign currency risks related to the DM. Relative to the U.S. dollar, a declining EEK or DM would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia. The EEK is also pegged to the Euro at 15.64 EEK = 1 Euro, which is considered the equivalent of the DM peg. Therefore, the Company is also subject to the same types of foreign currency risks related to the Euro. Relative to the U.S. dollar, a declining Euro would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia.

Risk  of Dilution Upon Conversion of Options and Shares Eligible for Future Sale

     Risk  of  Dilution  Upon  Conversion of Options.  The Company presently has
     -----------------------------------------------
outstanding a total of 4,550,000 options to purchase common stock of the Company at exercise prices of $.05 to $.25 per share, which are below market exercise prices. If exercises or conversion occur, other shareholders will be subject to an immediate dilution in per share net tangible book value.

     Risk  of  Dilution Related to Shares Eligible for Future Sale.  At November
     -------------------------------------------------------------
9, 1999, the Company had outstanding 68,561,142 shares of common of which approximately 12,401,842 shares are free trading shares, and approximately 56,159,300 shares are restricted securities as that term is defined in Rule 144 adopted under the Act ("Restricted Securities"). Rule 144 governs resales of Restricted Securities for the account of any person, other than an issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, unregistered resales of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). Resales by the Company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sales, cannot, within any three-month period, sell more than the greater of (i) one percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements. The Company believes that approximately 11,717,530 shares of its restricted common stock have been held for more than two years, and therefore may be sold by non-affiliates without limitation. Further, the Company believes that 45,717,530 shares of its restricted common stock have been held for more than one year, and therefore may be sold pursuant to the Applicable Requirements.

     No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

Limited Operating History; No Assurance of Successful Implementation of Business Strategy

     The Company became active in August, 1998 after a dormant period. In addition to those risks specifically inherent in the establishment and growth of a developing businesses, including, among other things, limited access to capital, delays in the completion of its business plan in certain markets and intense competition, profits from e-commerce and eastern-Europe related business endeavors have been elusive. There can be no assurance that the Company's business ultimately will be successful. Therefore, ownership of securities of the Company must be regarded as the placing of funds at a high risk in a new or developing venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

Ability  to  Locate  Suitable  Combination  Partners

     The Company periodically enters into preliminary, non-binding discussions with other firms in Internet related or Internet exploitable industries. Such discussions could result in business combinations. While the Company desires that such business combinations occur, no assurance can be given that any future business combination can be structured on terms acceptable to the Company.

Control  by  Management

     Alex Genin, the Chief Executive Officer and Chairman of the Board of the Company is the beneficial owner approximately 72.9% of the common stock of the Company. As a result, management, as a practical matter, will be able to elect all directors and otherwise control the affairs of the Company for the foreseeable future.

Penny  Stock  Securities  Law  Considerations

     The Company's stock is considered penny stock and subject to the penny stock rules promulgated under the Securities Exchange Act of 1934, Rules 15g-1 to 15g-9. The penny stock rules require broker-dealers to take steps under certain circumstances prior to executing any penny stock transactions in customer accounts. Among other things, Rule 15g-3 requires a broker or dealer to advise potential purchasers of a penny stock of the lowest offer and highest bid quotations for such stock, and Rule 15g-4 requires a broker or dealer to disclose to the potential purchaser its compensation in connection with such transaction. Under Rule 15g-9, a broker or dealer who recommends such securities to persons other than established customers must make a special written suitability determination for the purchaser and receive the purchaser's prior agreement to such a transaction. The effect of these regulations may be to delay transactions in stocks that are deemed to be penny stocks, and therefore sales of the Company's common stock by brokers or dealer and resales by investors could be adversely affected.

Possible  Volatility  of  Common  Stock  Price

     The market price of the Common Stock may be highly volatile, as has been the case with the securities of many other small capitalization companies. Additionally, in recent years, the securities markets have experienced a high level of price and volume volatility and the market prices of securities for many companies, particularly small capitalization companies, have experienced wide fluctuations which have not necessarily been related to the operating performances or underlying asset values of such companies.

Issuance  of  Preferred  Stock

     The Company presently has authorized 10,000,000 shares of preferred stock, par value $.001 per share, non of which are outstanding. The shares of Preferred Stock, if issued, would be entitled to preferences over the Common Stock. The Company's Board of Directors will have authority, without action or consent by the stockholders, to issue the authorized but unissued shares of Preferred Stock in one or more series, to fix the number of shares in each series, and to determine the voting rights, preferences as to dividends and liquidation rights, conversion rights, and other rights of any such series. The shares of Preferred Stock, when and if issued, could adversely affect the rights of the holders of Common Stock, and could prevent holders of common stock from receiving a premium for their common stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights of holders of Common Stock. The Board's authority to issue Preferred Stock could discourage potential takeover attempts and could delay or prevent a change in control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Company may designate Series A Convertible Preferred Stock in the near future in connection with a proposed sale of securities. See, Preferred Stock--Description of Securities

No  Cash  Dividends

     The Company has never paid cash dividends on its Common Stock and the Board of Directors does not anticipate paying cash dividends in the foreseeable future. It currently intends to retain future earnings to finance the growth of its business.

Limitation  on  Director  Liability

     The Company's Articles of Incorporation provide, as permitted by governing Delaware law, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director.

Competition

     There are many companies which are currently engaged in e-commerce and leasing. Some of the Company's competitors are more established companies with substantially greater capital resources and have substantially greater marketing capabilities than the Company. No assurances can be given that the Company will be able to successfully compete with such companies. The cost of entry into the e-commerce marketplace is low. The Company anticipates that the number of competitors will increase in the future.

Dependence  On,  and  Availability  of  Management;  Management  of  Growth

     The success of the Company is substantially dependent upon the time, talent, and experience of Alex Genin, its President and Chief Executive Officer. The Company has no employment agreement with Mr. Genin. The loss of the services of Mr. Genin would have a material adverse impact on the Company and its business. No assurance can be given that a replacement for Mr. Genin could be located in the event of his unavailability. Further, in order for the Company to expand its business operations, it must continue to improve and expand the level of expertise of its personnel and must attract, train and manage qualified managers and employees to oversee and manage the expanded operations. Demand for Internet and computer industry personnel is high. There is no assurance that the Company will be in a position to offer competitive compensation to attract or retain such personnel.

Ability  to  Manage  Growth

     It is the intention of the Company to expand its existing business operations by acquiring companies and starting new businesses. Such expansion will subject the Company to a variety of risks associated with rapidly growing companies. In particular, the Company's growth may place a significant strain on its day-to-day operations. There can be no assurance that its systems, controls or personnel will be sufficient to meet these demands. Inadequacies in these areas could have a material adverse effect on the Company's business, financial condition and results of operations.

Item  2.     Management  Discussion  and  Analysis

     The following description of the Company's financial position and results of operations should be read in conjunction with the Financial Statements and the Notes to Financial Statements, contained in this report as set forth beginning on page F-1.

INTRODUCTION

     In August, 1998, upon appointment of its present officers and directors and initiation of the recapitalization involving EIP, the Company began current operations. Management has evaluated the operations of EIP and has determined that it does not currently make economic sense to commit additional resources to expand EIP's leasing operations in Estonia. It is management's current intent to grow the Company through the continued development and commercialization of its Internet based business, PlazaRoyal.com in both the United States and Eastern Europe. The Company will also consider the acquisition of financial services or Internet related businesses in the same markets.

     The Company intends to make all of the acquisitions by issuing common stock in exchange for the acquired businesses. However, the Company may need additional capital to enter into acquisitions. In the event that capital is needed to effectuate certain acquisitions, the Company will be required to raise substantially all of the funds for such acquisitions. The Company anticipates that most, if not all, of any acquisitions it may make during the next 12 months will be of operating entities that have current management in place.

     The Company's first acquisition occurred in September, 1998 when the Company completed the acquisition of 100% of the stock of EIP from the stockholders of EIP in exchange for a total of 34,000,000 shares of the Company's common stock.

     EIP operates in a part of the world which could be viewed as having a high potential for political, economic and military instability. For example, Estonia is near Russia. If the political situation in Russia worsened, a spill over effect into Estonia could have adverse consequences for EIP. Some other nations which gained independence after the fall of the Soviet Union have experienced instability. If such instability were to occur in Estonia, the Company's business could be adversely affected.

     The operations of EIP are conducted in Estonia with transactions denominated in the local currency of Estonia, the EEK. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency (see below for discussion of foreign currency issues). The Company believes that EIP's existing cash flow is adequate to fund its existing lease portfolio. The Company's future ability to enter into new leases is dependent upon the availability of financing. The Company's main objective for the next 12 months is to maintain the existing portfolio of leases.

     The Company presently believes that the development and expansion of its e-commerce business web site, Plaza Royal.com, will require additional capital. The Company will seek financing for Plaza Royal.com through the sale of debt or equity. In order to achieve these objectives, the Company will be required to raise additional funds from the sale of equity or debt. The sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in restrictive loan terms which would increase the Company's debt service requirements and could restrict the Company's operations. It is unknown at this time whether the Company will be successful in raising capital on reasonable terms for the purpose of increasing the capital base of EIP or for financing the further development of Plaza Royal.com.

     During late 1998 through October 1, 1999, the Company, in private transactions, raised approximately $300,000 in cash through the sale of its common stock and options.

PLAN  OF  OPERATION

     The Company's current plan of operation involves the further development of our main E-commerce Portal: PlazaRoyal.com. The Company originally developed this portal in March and April of 1999. At the present time the Company is actively in the process of signing on new merchants for the PlazaRoyal.com Mall. Among those already signed are Dell Computers, CBS Sport Stores, Discover Nature Stores, the Sharper Image, Omaha Steaks, the Swiss Army Depot, Office Max, Hickory Farms and Amazon.com.

     Additionally, the Company is working on the development of the new cyberstore concept, which will allow merchants to operate their respective stores on the Internet as a joint venture with our Company. Also, we are in the process of developing a detailed marketing program, which will enable our shopping mall to function in several languages in several different countries. Various local Internet providers in several countries have expressed an active interest in supporting these developments in Europe.

ANALYSIS  OF  FINANCIAL  CONDITION

     The Company is actively seeking new acquisitions in the United States and throughout Europe and currently negotiations are underway for the acquisition of several E-commerce companies in the United States, as well as travel related service companies with E-commerce features. The Company is pursuing several new acquisition opportunities in Eastern Europe and is presently negotiating for the acquisition of several Internet providers in the Baltic Region. The Company is seeking to accomplish any further acquisition on a stock exchange basis only. This would enable the Company to acquire additional assets and maintain its cash flow as well. However, it may result in substantial dilution in per share net tangible book value to existing shareholders.

     Further, the Company is in the process of actively developing a new international legal directory portal under the name of "LegalClaims.com." This portal will enable us to expand our E-commerce services into this new market segment, as well as, generate new revenue(s) for the Company from the sale of memberships to legal professionals, as well as, revenue from advertising and other types of services to the global legal community.

     The Company currently has plans to increase the number of its employees by hiring a marketing manager and an operations manager. Also, the Company has contracted with the E-commerce Solution Company in order to provide full E-commerce services to the clients of the PlazaRoyal.com portal. The Company intends to finance these respective expenditures from the sale of its securities and the Company's existing stockholders could suffer significant dilution in per share net tangible book value from such sales of securities by the Company.

     Since the Company emerged from dormancy it has been dependent on outside financing from individuals and related parties to fund its Internet site development and general corporate overhead. The Company is now in the phase of building markets for PlazaRoyal.com and will continue to be dependent on outside financing for the foreseeable future. If the Company is unable to successfully transition from site development to commercial success for PlazaRoyal.com in a reasonable time frame and/or is unable to acquire other commercially viable businesses, the Company may be unable to obtain adequate sources of long-term financing to continue operations.

GOING  CONCERN  ISSUE

     During 1998 and 1997, the Company has been dependent on debt and equity raised from individual investors and related parties to sustain its operations and has incurred net losses of $827,104 and $30,078, respectively. Also, during the year ended December 31, 1998, the Company had negative cash flows from operations of $190,567. These factors along with a stockholders' deficit of $130,699 at December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern. (See Note 4 of the Consolidated
Financial  Statements  on  Page  F-13.

     During the six months ended June 30, 1999 and the year ended December 31, 1998 the Company has been dependent on debt and equity raised from individual investors and related parties to sustain its operations. During those periods the Company has incurred net losses of ($354,892) and ($827,104), respectively. Additionally, the Company had negative cash flows from operations during those periods of $56,614 and $190,567, respectively. These factors along with a stockholders' deficit of $54,759 at June 30, 1999 raise substantial doubt about the Company's ability to continue as a going concern.

     The Company's long-term viability as a going concern is dependent upon three key factors as follows:

---     The  Company's  ability  to  obtain  adequate  sources of debt or equity funding to meet current commitments and fund the continuation of its business operations.

---     The  ability  of  the  Company  to  acquire or internally develop viable businesses.

---     The  ability of the Company to ultimately achieve adequate profitability and  cash  flows  from  operations  to  sustain  its  operations.

     As a result of potential liquidity problems that the Company faces, its auditors, Ham, Langston & Brezina, L.L.P. have added an explanatory paragraph in their opinion on the Company's financial statements for the year ended December 31, 1998 indicating that substantial doubt exists about the Company's ability to continue as a going concern.

     Management has specific plans to address the financial situation as follows:

---     In  the  near  term  the Company plans a private placement of its common stock  to  qualified  investors  to  fund  its  current  operations.

--- In the near term, the Company recently became a reporting company under the Securities and Exchange Act of 1934. Management believes this step will provide a market for its common stock and provide a means of obtaining future funds necessary to implement its business plan.

---     In  the  long-term,  the  Company believes that cash flows from acquired businesses and businesses that it is currently developing will provide the resources for its continued operations. The Company has developed PlazaRoyal.com, a virtual mall, for launch on the Internet. Management believes that revenues from this virtual mall, if successfully marketed, will more than cover overhead at the corporate level. Acquisition activities and development of the Company's Internet project resulted in corporate headquarters accounting for 95% of the Company's total net loss in 1998 and substantially all of the Company's total net loss for the six months ended June 30, 1999.

COMPETITION

     The Company believes that only a very limited number of sites on the Internet offer the same type of 3-D shopping experience that PlazaRoyal.com intends to offer. The Company also believes that as technology and related Internet access speeds improve, that PlazaRoyal.com will attract both a greater number of customers and more intense competition from other 3-D Internet shopping sites. Such competition could ultimately make 3-D an ordinary feature of Internet shopping malls. The Company has developed a normal 2-D version of its site that requires less graphic data transfer and is better suited for current technology. This 2-D Internet site is already subject to extreme competition and an inability by the Company to properly target its customers and differentiate its Internet site from the sites of its competitors could have a significant adverse impact on the Company. The Company plans to target markets in Eastern Europe that management believes are either undeveloped or are not adequately served.

     Company believes that EIP, the Company's leasing operation in Estonia, is not subject to severe competition in the markets it serves because the leasing industry is relatively new to Estonia. However, the financial systems in Estonia are not as well developed as those in the United States and the Company intends to continue leasing operations in Estonia only to the extent that they are supported by EIP's current cash flows from operations.

FOREIGN  CURRENCY  TRANSLATION  AND  INFLATION  ISSUES

     Foreign  Currency  Issues.  EIP's functional currency is the Estonian kroon
     -------------------------
("EEK") and substantially all business conducted by EIP is conducted within Estonia. Small changes in the U.S. dollar/EEK exchange rate do not have a significant impact on EIP's financial position or results of operations. However, declines in the value of the EEK generally reduce the value of certain of EIP's assets and cause deterioration in the Company's overall financial position. To stabilize its currency, the government of Estonia has enacted monetary policy that "pegs" the exchange rate of the EEK to the German mark ("DEM") in the ratio of 8 EEK = 1 DEM. Because the exchange rate of the DEM is relatively stable against the U.S. dollar, the exchange rate of the EEK should also be expected to be relatively stable against the U.S. dollar.

     The local currency of Estonia is the Estonian kroon or EEK. Because the EEK is the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS
52), assets and liabilities denominated in foreign functional currencies are generally translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency, or a freeze of international transfer of funds. The Estonian Central Bank does not have the power to devalue the EEK, and technical fluctuations are restricted to 3%. However, a devaluation of the German Mark (DM) or the Euro could occur, with a resulting effect on the exchange rate of the EEK. The Estonian Central Bank has officially pegged the EEK at 8 EEK = 1 DM. Therefore, the Company is also subject to foreign currency risks related to the DM. Relative to the U.S.
dollar, a declining EEK or DM would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia. The Estonian Central Bank has also officially pegged to the Euro at 15.64 EEK = 1 Euro, which is considered the equivalent of the DM peg. Therefore, the Company is also subject to the same types of foreign currency risks related to the Euro Relative to the U.S. dollar, a declining Euro would negatively impact the value, in U.S. dollars, of the Company's transactions in Estonia.

     The Company's results of operations were improved when the Company's functional currency changed from the U.S. dollar to the Estonian Kroon. Estonia's economy has a historically higher inflation rate than the United States economy and all currency losses associated with the translation of financial statements where the U.S. dollar is considered the functional currency are reflected as losses in operations rather than as charges against stockholders' equity as is the case when the Estonian kroon is considered EIP's functional currency.

     Estonian  Inflation  Issues.  Estonia  does  not have a highly inflationary
     ---------------------------
economy now, although in the recent past it did. Estonia has experienced a great amount of political and economic instability and inflation increased, but then stabilized in 1999. Accordingly, the government's monetary policy could come under pressure. If inflation increases, both the outlook for leasing operations and the effect of translation adjustments will negatively impact the Company's financial position and results of operations. According to the July 12, 1999 "Quarterly Review-Estonia", a PricewaterhouseCoopers publication, the Estonian inflation rate has been negative since December, 1998, and the Estonian Consumer Price Index growth rate has fallen to 3.1% in June, 1999 from 10.2% in June, 1998. The tight credit environment has led to a reduction in imports and an increase in unemployment, both of which act to reduce inflationary tendencies and to lower consumer prices. If Estonia experiences growing inflation, then Estonia's economy could be classified as a highly inflationary economy under generally accepted accounting principles. Under such circumstances, declines in the value of the EEK would be reflected in operations and would negatively impact the Company's financial position and results of operations.

SIGNIFICANT  TRENDS

     During 1998 EIP entered into 37 new finance leases as compared to 111 in 1997. Substantially all leases entered into by EIP are finance leases and the average dollar amount of each lease was approximately $14,730 in 1998 and $2,548 in 1997. This trend highlights the fact that the Company's leasing operations have been and are expected to continue to be adversely impacted by underdeveloped Estonian financial markets and by managements decision to employ substantially all new capital resources in funding the Company's Internet site development and in building markets for its Internet sites. The Company intends to continue servicing its existing lease portfolio but intends to enter into new leases only to the extent that such new leases are supported by EIP's cash flows from operations. Because EIP experienced negative cash flows from operations of approximately $7,000 during 1998, the Company will fund few, if any, new leases in 1999. The Company expects that negative cash flows from operations at EIP during 1999 will meet or exceed those experienced in 1998 not only due to a decline in leasing activity but also because the Company intends to use the EIP employees to help in the development of markets for the Company's Internet sites and in fund raising efforts in Eastern Europe.

RESULTS  OF  OPERATIONS

Year  Ended  December  31,  1998  Compared  to  the Year Ended December 31, 1997

     During 1998 the Company experienced a decline in revenues of $75,698 or 57% as compared to 1997. This decline in revenue was the direct result of a decline in leasing activity in EIP that was caused by a deterioration of the financial markets in Estonia and related limitations on the availability of capital to enter into new leases. (See Significant Trends above.)

     During 1998 the Company's operating, general and administrative costs of approximately $258,000 increased 313% as compared to 1997. The increase of approximately $176,000 was made up of an increase of approximately $95,000 in personnel costs, an increase of approximately $61,000 in legal and other professional fees.

     During 1998 depreciation and amortization decreased by $3,435 or 29% as compared to 1997. This increase was the direct result of the expiration of certain leases and disposition of the related leased assets. The Company believes that such decreases will continue in future years as the Company downsizes its leasing operations through EIP in Estonia and concentrates on development of PlazaRoyal.com and other related Internet businesses.

     During 1998 stock and option based compensation was $546,822 due to the sale of common stock to officers and employees at below market prices and due to the issuance of options for purchase of common stock with exercise prices below the current price of the Company's common stock at the date of issue. Such sales resulted in charges to compensation expense for the difference between the market price and the exercise/sales price at the date of issue/sale. In 1997 there were no similar sales or issuances of stock and options.

     During 1998 the Company had a net loss of ($827,104) compared to a net loss of ($30,078) in 1997. The increased net loss was largely attributable to the Company's Internet related activities in the United States as the net loss from operations in Estonia, through EIP, increased by only $11,738. As described in more detail above, the primary reasons for the increased losses were stock and option based compensation charges and increases in personnel, legal and professional fees in 1998.

Three  Months  Ended  June  30, 1999 Compared to the Three Months Ended June 30,
1998

     During the three months ended June 30, 1999 the Company's revenues increased approximately $50,000 or 161% as compared to the three months ended June 30, 1998. Leasing revenues in EIP were consistent as a result of consistently weak leasing activity in EIP caused by a deterioration of the financial markets in Estonia and related limitations on the availability of capital to enter into new leases. (See Significant Trends) However, during the three months ended June 30, 1999, EIP earned approximately $50,000 in revenue for market research services provided to a related entity. These revenues account for the overall increase.

     During the three months ended June 30, 1999 the Company's operating, general and administrative costs increased by approximately $94,000 as compared to the three months ended June 30, 1998. This increase was made up of an increase in personnel costs and in legal and other professional fees. The $94,000 increase was primarily attributable to the development of the Company's PlazaRoyal.com Internet site and to general business development.

     During the three months ended June 30, 1999 depreciation and amortization remained constant as compared to the three months ended June 30, 1998 due to similar levels of activity in EIP.

     During the three months ended June 30, 1999 stock and option based compensation was $6,930 due to the sale of common stock to officers and employees at below market prices. Such sales resulted in charges to compensation expense for the difference between the market price and the sales price at the date of sale. In the three months ended June 30, 1998 there were no similar sales of stock and options.

     Interest expense increased from $7,716 during the three months ended June 30, 1998 to $35,376 during the three months ended June 30, 1999. The increase was the result of the Company issuing convertible debt with a below market conversion rate during late 1998. The resulting discount on the debt has been amortized to interest expense over the term of the debt and resulted in substantially all of the increase in interest during the three months ended June 30, 1999.

     During the three months ended June 30, 1999 the Company had a net loss of ($85,683) compared to a net loss of ($808) in the three months ended June 30, 1998. The increased net loss was attributable to the operations in the United States, as the Company's operations in Estonia produced net income of $38,104 during the three months ended June 30, 1999 due not to leasing operations, but to fees for market research provided to a related company. As described in more detail above, the primary reasons for the increased losses were stock and option based compensation charges, increases in interest expense and increases in personnel, legal and professional fees in 1998.

Six  Months  Ended  June 30, 1999 Compared to the Six Months Ended June 30, 1998

     During the six months ended June 30, 1999 the Company's revenues increased approximately $50,000 or 161% as compared to the six months ended June 30, 1998. Leasing revenues in EIP were consistent as a result of consistently weak leasing activity in EIP caused by a deterioration of the financial markets in Estonia and related limitations on the availability of capital to enter into new leases. (See Significant Trends) However, during the six months ended June 30, 1999, EIP earned approximately $50,000 in revenue for marketing research services provided to a related entity. These revenues account for the overall increase.

     During the six months ended June 30, 1999 the Company's operating, general and administrative costs increased by approximately $156,000 as compared to the six months ended June 30, 1998. This increase was made up of an increase in personnel costs and in legal and other professional fees. The $156,000 increase was primarily attributable to the development of the Company's PlazaRoyal.com Internet site and to general business development.

     During the six months ended June 30, 1999 depreciation and amortization remained constant as compared to the six months ended June 30, 1998 due to similar levels of activity in EIP.

     During the six months ended June 30, 1999 stock and option based compensation was $149,504 due to the sale of common stock to officers and employees at below market prices and due to the issuance of options for purchase of common stock with exercise prices below the current price of the Company's common stock at the date of issue. Such sales resulted in charges to compensation expense for the difference between the market price and the exercise/sales price at the date of issue/sale. In the six months ended June 30, 1998 there were no similar sales of stock and options.

     Interest expense increased from $15,313 during the six months ended June 30, 1998 to $104,388 during the six months ended June 30, 1999. The increase was the result of the Company issuing convertible debt with a below market conversion rate during late 1998. The resulting discount on the debt has been amortized to interest expense over the term of the debt and resulted in substantially all of the increase in interest during the six months ended June 30, 1999.

     During the six months ended June 30, 1999 the Company had a net loss of ($354,892) compared to a net loss of ($3,869) in the six months ended June 30, 1998. The increased net loss was attributable to the operations in the United States as the from the Company's operations in Estonia produced net income of $38,104 during the six months ended June 30, 1999 due not to leasing operations, but to fees for market research provided to a related company. As described in more detail l above, the primary reasons for the increased losses were stock and option based compensation charges, increases in interest expense and increases in personnel, legal and professional fees in 1998.

LIQUIDITY  AND  CAPITAL  RESOURCES

     At June 30, 1999, the Company had cash resources of approximately $93,000, and at October 1, 1999, the Company had on hand cash resources of approximately $120,000.

     The Company's cash requirements for operations for the last quarter of 1999 will be approximately $60,000. The Company estimates that during the year 2000, its cash requirements will be approximately $150,000 per quarter. Accordingly, the Company will require approximately $150,000 from outside sources to fund its operations for each quarter of the year 2000. At October 1, 1999, the Company had on hand cash resources of approximately $120,000. To the extent that the Company's cash on hand is otherwise fully allocated or disbursed before the end of the last quarter of 1999, the Company plans to obtain additional financing through the sale of its securities and by obtaining debt financing. Further, the Company plans to sell its securities to obtain financing in the year 2000, until cash flow from operations is adequate to fund the Company's ongoing cash requirements. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to the Company.

     The Company has no material commitments for capital expenditures for its U.S.A. operations, and anticipates future material capital commitments for its 1999 U.S.A. operations as follows, but only if funds become available: $20,000 for advertising the Plaza Royal web site, $30,000 for merchandise for resale by Plaza Royal and $10,000 for Internet e-commerce operating expenses.

     The Company does not currently have any commitments for capital expenditures in EIP. The Company intends to continue servicing its existing lease portfolio but intends to enter into new leases only to the extent that such leases are supported by EIP's cash flows from operations. Those cash flows are not expected to allow additional leases in 1999 (See Significant Trends above). The Company has no anticipated capital commitments for EIP.

     The Company expects to be able to raise sufficient capital for 1999 operations but raising the capital may cause dilution in per share net tangible book value to existing shareholders. The Company will ultimately need to produce positive cash flows from operations to meet its long-term capital needs. (See Going Concern Issue above.)

IMPACT  OF  THE  YEAR  2000  ISSUE

     The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

     The Company is currently implementing a Year 2000 program which encompasses performing an inventory of information technology and non-information technology systems, assessing the potential problem areas, testing the systems for Year 2000 readiness, and modifying systems that are not Year 2000 compliant.

     To date, inventory and assessment are in progress for all core systems that are essential for business operations. The Company believes all of its core systems are Year 2000 compliant. Because many of the Company's systems are new and designed to be year 2000 compliant, the Company's management estimates that the work they have completed represents more than seventy-five percent of the work involved preparing the Company's systems for the Year 2000.

     In assessing the readiness of third parties, the Company has received correspondence from Hagen & Associates ("Hagen"), the Company's Internet web site host and service provider, dated September 28, 1999, stating that Hagen has found its systems to be Year 2000 compliant.

     Although the Company expects to be ready to continue business activities without interruption by a Year 2000 problem, Company management recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties, particularly in Estonia and other Eastern European countries. Under a "worst case Year 2000 scenario", it may be necessary for the Company to temporarily interrupt normal business activities or operations and to seek outside financing for cash flow problems brought on by customer payment problems. The Company believes that such circumstances could result in a material adverse impact to its operations and in its current financial position, threaten its continued existence. The
Company has begun, but not yet completed, development of a contingency plan to deal with the most likely worst case Year 2000 scenario". The contingency plan is expected to be completed during the fourth quarter of 1999.

     Based on a current assessment, the Company's total cost of becoming Year 2000 compliant is not expected to be significant to its financial position, results of operations or cash flows and is estimated to be less than $10,000.

Item  3.     Description  of  Property

     The Company's principal executive offices are located at 5120 Woodway, Suite 9004, Houston, Texas 77056, in approximately 2,000 square feet of office space which is subleased from a firm owned by Alex Genin, the President of the Company, on a month to month sublease for $2,343 per month. EIP leases approximately 3,000 square feet of office space in Estonia on a month to month lease for approximately $2,100 per month from an independent third party. The Company believes that its offices are adequate for its present and future needs.

Item  4.     Security  Ownership  of  Certain  Beneficial  Owners and Management

     The following table sets forth certain information as of October 4, 1999 with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown. At November 9, 1999, the Company had outstanding 68,561,142 shares of common stock, and no outstanding preferred stock.

Name and Address                      Shares of Common       Percent of
of Beneficial Holder              Stock Beneficially Owned      Class
--------------------------------  -------------------------  -----------
Alex Genin . . . . . . . . . . .       50,420,000 (1)(2)(5)        70.8%
5120 Woodway, Suite 9004
Houston, Texas 77056

Eurocapital Group, Ltd.. . . . .             25,500,000 (2)        37.2%
19 Peel Road
Douglas, Isle of Man
British Isles 1M1 4LS

United Capital Group Limited . .            18,220,000  (2)        26.6%
50 Town Range, Suite 7B
Gibraltar

Michael Dashkovsky . . . . . . .              4,500,000 (3)         6.4%
5120 Woodway, Suite 9004
Houston, Texas 77056

                                       25

Name and Address                      Shares of Common       Percent of
of Beneficial Holder              Stock Beneficially Owned      Class
--------------------------------  -------------------------  -----------

Abrador, SA. . . . . . . . . . .                 3,618,100          5.3%
48 East Street
Bella Vista, Sucre Building
Panama

Joseph A. Bond . . . . . . . . .                   400,000           .6%
5120 Woodway, Suite 9004
Houston, Texas 77056

Walter C. Wilson . . . . . . . .                200,000 (4)          .3%
1900 West Loop South, Suite 2050
Houston, Texas 77027

Joselito H. Sangel . . . . . . .                500,000 (4)          .7%
5120 Woodway, Suite 9004
Houston, Texas 77056

All officers and directors as
a Group--Five Persons. . . . . .                56,020,000         76.8%

(1) Includes options to purchase up to 2,700,000 shares of common stock of the Company which are presently exercisable at excise prices of from $.05 to $.25 per share.

(2) Alex Genin currently holds powers of attorney from Eurocapital Group, Ltd. and United Capital Group Limited pursuant to which Mr. Genin is granted voting and investment power with respect to shares of the Company. Accordingly, Mr. Genin is deemed to be the beneficial owner of these shares. Mr. Genin does not own any stock of Eurocapital Group, Ltd. or United Capital Group Limited.

(3) Includes an option to purchase up to 1,500,000 shares of common stock of the Company which is presently exercisable at an exercise price of $0.05 per share.

(4) Includes an option to purchase up to 100,000 shares of common stock of the Company which is presently exercisable at an exercise price of $0.10 per share.

(5) Includes shares owned by Eurocapital Group, Ltd. and United Capital Group Limited.

Item  5.     Directors,  Executive  Officers,  Promoters  and  Control  Persons

     The  directors  and  executive  officers  of  the  Company  are as follows.

Name and Address                  Age             Position
--------------------------------  ---  ------------------------------
Alex Genin                         47  Director, CEO, and
5120 Woodway, Suite 9004               President
Houston, Texas 77056

Joseph A. Bond                     65  Director and
5120 Woodway, Suite 9004               Secretary
Houston, Texas 77056

Michael Dashkovsky                 37  Director and
5120 Woodway, Suite 9004               Manager of European Operations
Houston, Texas 77056

Walter C. Wilson                   51  Director
1900 West Loop South, Suite 2050
Houston, Texas 77027

Joselito H. Sangel                 45  Vice President of
5120 Woodway, Suite 9004               Finance
Houston, Texas 77056

     Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. There is no family relationship between or among any of the directors and executive officers of the Company.

BIOGRAPHIES

     Alex Genin has been a Director, President and a major shareholder of the Company since August, 1998. Since 1992, Mr. Genin has been the President of ECL Trading Company, which trades goods and commodities in Europe and countries of the former Soviet Union. Since 1985, Mr. Genin has been the President of Eastern Credit Ltd. Inc. which provides mortgage and financial consulting services in Europe, Asia and the United States. Mr. Genin has extensive experience in business activities in Europe, Asia and countries of the former Soviet Union.

     Joseph A. Bond has been a Director and the Secretary of the Company since August, 1998. For more than 25 years, Mr. Bond has been an attorney in the private practice of law in Texas. Mr. Bond has extensive experience in international tax law.

     Michael Dashkovsky has been a Director of the Company since August, 1998 and since March, 1999 he has been the Company's Manager of European Operations. Since 1990, Mr. Dashkovsky has been employed by Eastern Credit Ltd., Inc. as a manager, and as the President of the Estonian Innovation Bank until February, 1999. This bank owned EIP at one time.

     Walter C. Wilson has been a Director of the Company since January, 1999. Since 1974, Mr. Wilson has been an attorney in private practice in Texas. Mr. Wilson is licensed to practice law in Texas and Florida. He has a J.D. degree, 1969, from the University of Florida Law School. Mr. Wilson practices in international law and international taxation.

     Joselito H. Sangel has been the Company's Vice-President of Finance since September, 1998. Since 1996, Mr. Sangel has been an accountant with EC Group Companies, a firm controlled by Alex Genin. From 1988 through 1995 Mr. Sangel was a portfolio accountant with First Interstate Bank.

Item  6.     Executive  Compensation

     The following table reflects all forms of compensation for services to the Company for years ended December 31, 1998, 1997 and 1996 of Mr. Genin and Michael Dashkovsky, a Director of the Company. No other executive officer of the Company received compensation which exceeded $100,000 during these periods.

                            SUMMARY COMPENSATION TABLE

                            ANNUAL                            LONG  TERM  COMPENSATION
                         COMPENSATION
                                                            AWARDS                       PAYOUTS
                                                 OTHER
NAME  AND                                        ANNUAL   RESTRICTED  SECURITIES                  ALL
PRINCIPAL                                        COMPEN-    STOCK     UNDERLYING    LTIP         OTHER
POSITION               YEAR    SALARY     BONUS  SATION     AWARDS    OPTIONS/SARS  PAYOUTS   COMPENSATION
---------------------  ----  -----------  -----  -------  ----------  ------------  -------  -------------
Alex Genin             1998  $ 37,000(1)    -0-      -0-      -0-(2)        -0-(2)      -0-  278,170(3)(4)
CEO                    1997  $       -0-    -0-      -0-         -0-          -0-       -0-            -0-
Director, CEO          1996  $       -0-    -0-      -0-         -0-          -0-       -0-            -0-
and  President

Michael                1998  $       -0-    -0-      -0-         -0-          -0-       -0-  202,110(5)(6)
Dashkovsky             1997  $       -0-    -0-      -0-         -0-          -0-       -0-            -0-
Director and           1996  $       -0-    -0-      -0-         -0-          -0-       -0-            -0-
Manager  of
European  Operations

_______________

                                       28

(1) This $37,000 was indirect compensation to Mr. Genin. In addition, businesses owned by Mr. Genin received $131,553 as reimbursement for providing the Company with office space and business services (such as: secretarial services, telecommunications services, and photostating services), managerial and consultant staffing and travel expenses. For the current year 1999 to date, Mr. Genin indirectly received an additional $43,400 as compensation. See, Certain Relationships and Related Transactions.

(2) On April 7, 1999, the Company awarded Mr. Genin with an immediately exercisable Option to purchase up to 200,000 shares of common stock of the Company at an exercise price of $0.25 per share expiring on March 31, 2002. This was compensation for services rendered from August, 1998 through March 31, 1999.

(3) In 1998, Mr. Genin purchased an immediately exercisable option to purchase up to 2,500,000 shares of common stock of the Company at an exercise price of $0.05 per share. The exercise price was below the fair value of the Company's common stock on the date the option was purchased and the option was valued at $31,250. Mr. Genin has not exercised this option and at December 31, 1998, the value of his unexercised in the money option was $500,000. Mr. Genin paid $140 for this option.

(4) In 1998, Mr. Genin purchased 4,000,000 shares of the Company's common stock for $0.0008 per share when the fair value of the stock was approximately $0.0625 per share. This transaction resulted in compensation to Mr. Genin of $246,920.

(5) In 1998, Mr. Michael Dashkovsky, Manager of Eastern Operations and a Director of the Company, purchased an immediately exercisable option to purchase up to 1,500,000 shares of common stock of the Company at an exercise price of $0.05 per share. The exercise price was below the fair value of the Company's common stock on the date the option was purchased and the option was valued at $18,750. Mr. Dashkovsky has not exercised this option and at December 31, 1998, the value of his unexercised option was approximately $300,000. Mr. Dashkovsky paid $80 for this option.

(6) In 1998, Mr. Dashkovsky also purchased 3,000,000 shares of the Company's common stock for $0.0014 per share when the fair value of the stock was approximately $0.0625 per share. This transaction resulted in compensation to Mr. Dashkovsky of $183,360.

EMPLOYMENT  AGREEMENTS

     The Company does not have an employment contract with any of its employees. The Company presently intends to negotiate an employment contract with Alex Genin which would be approved by the Board of Directors, however, no terms have been discussed at this time.

DIRECTOR  COMPENSATION

     The  Company  does  not  currently  pay  any  cash  directors'  fees.

EMPLOYEE  STOCK  OPTION  PLAN

     The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel, and the Board of Directors of the Company may adopt an employee stock option plan in the future. The purpose of the stock option program will be to further the interest of the Company, its subsidiaries and its stockholders by providing incentives in the form of stock options to key employees and directors who contribute materially
to  the  success  and  profitability  of  the  Company.   The  grants  will
recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company and its subsidiaries in attracting and retaining key employees and directors.

Item  7.     Certain  Relationships  and  Related  Transactions

     Alex Genin currently holds powers of attorney from Eurocapital Group, Ltd. and United Capital Group Limited pursuant to which Mr. Genin is granted voting and investment power with respect to shares of the Company. Accordingly, Mr. Genin is deemed to be the beneficial owner of these shares. Mr. Genin does not own any stock of Eurocapital Group, Ltd. or United Capital Group Limited.

     The Company believes that the terms and conditions of all of the following transactions were no less as favorable to the Company than terms attainable from unaffiliated third parties. The terms of these transactions were determined by the parties through arms length negotiations. These transactions were made at a time when the Company's common stock had a very low market value and there was only de minimis and infrequent trading activity.

     Effective September, 1998, United Capital Group Limited and the Company entered into a loan agreement (since repaid). As part of the loan agreement, during 1998, United Capital Group Limited, on behalf of the Company, reimbursed businesses owned by Mr. Genin for services which Mr. Genin's businesses provided to the Company, including office space and business services (such as: secretarial services, telecommunications services, and photostating services), managerial and consultant staffing (including payments to Mr. Genin of $37,000 in 1998) and travel expenses. Mr. Genin's businesses provided these services on terms no less favorable to the Company than terms obtainable from unaffiliated third parties. At the time these transactions occurred, the Company had limited resources, and was unable to find any alternative source of financing. In 1998, Mr. Genin's businesses received $168,553 under this arrangement and the cumulative total was $186,000 as of January 31, 1999. In February, 1999, United Capital Group and the Company agreed to exchange the $186,000 indebtedness for 7,440,000 shares of common stock. Pursuant to the loan agreement, this debt was converted at a conversion price of $0.025 per share, which, at the time of conversion, was below market value. In August, 1999, United Capital Group Limited converted additional debt for shares of common stock of the Company pursuant to the loan agreement at an exchange price of $0.05 per share for 2,280,000 shares of common stock of the Company. United Capital Group Limited presently owns approximately 63.1% of the common stock of the Company. At that time, Mr. Genin will begin receiving $6,200 per month in compensation directly from the Company.

     During 1998, Mr. Genin's businesses compensated Mr. Genin in the amount of $37,000 for services he rendered related to the Company. During 1999 to date, Mr. Genin's businesses compensated Mr. Genin in the amount of $43,400 for services he rendered related to the Company. Mr. Genin beneficially owns approximately 72.9% of the common stock of Company.

     In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, who were Eurocapital Group, Ltd. and United Capital Group Limited. The Company issued a total of 34,000,000 shares of common stock of the Company to the EIP stockholders in exchange for all of the outstanding shares of EIP. The terms and conditions of the Stock Agreement Exchange were determined by the parties through arms length negotiations and was approved by the Board of Directors. However, no appraisal was performed. As a result of these transactions, Eurocapital Group, Ltd. now beneficially owns 37.2% of the common stock of the Company, and United Capital Group Limited now beneficially owns 25.9% of the common stock of the Company. The Company treated the acquisition of EIP as a recapitalization whereby EIP was the accounting acquiror. At the time of the acquisition, the Company estimated the market value of the Company's common stock at approximately $.005 per share, resulting in a valuation of the acquisition of approximately $170,000.

     Estonian Innovation Bank, which previously owned EIP, made a loan to EIP in 1997. The current principal balance on this loan, which bears interest at 10% per annum, is $333,641, which is payable interest only on a monthly basis with a final balloon payment of principal and interest due in May, 2002. The Company does not believe that this funding source will provide any additional financing. Eurocapital Group, Ltd. owns approximately 54% of Estonian Innovation Bank and beneficially owns 37.2% of the common stock of the Company.

     In October, 1998, the Company sold to Alex Genin 4,000,000 shares of common stock at one-tenth cent per share and granted Mr. Genin an option to purchase 2,500,000 shares of common stock of the Company exercisable at $0.05 per share expiring in August, 2001, for the total cash sum of $4,140. This option is presently exercisable. These issuances were approved by the Board of Directors. This was an incentive approved by the Board of Directors to persuade Mr. Genin to become an officer and director and to devote virtually all of his time to the management of the Company at a time when there was no meaningful market for the shares and when the Company had limited financial resources. In April, 1999 the Company granted Mr. Genin an option to purchase up to 200,000 of common stock to the Company exercisable at $0.25 per share expiring in March, 2002.

     In October, 1998, Company sold to Michael Dashkovsky 3,000,000 shares of common stock at one-tenth cent per share and granted Mr. Dashkovsky an option to purchase 1,500,000 shares of common stock of the Company exercisable at $0.05 per share expiring in August, 2001, for the total cash sums of $3,080. This option is presently exercisable. These issuances were approve by the Board of Directors. This was an incentive approved by the Board of Directors to persuade Mr. Dashkovsky to become an officer and director and to devote substantially all of his time to the management of the Company at a time when there was no meaningful market for the shares and when the Company had limited financial resources.

Item  8.     Description  of  Securities

     The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001. The Board of Directors may establish series or classes of shares out of the authorized shares. At November 9, 1999, the Company had outstanding 68,561,142 shares of common stock, and no outstanding preferred stock. The Company may, however, designate Series a Convertible Preferred Stock in the near future in connection with a possible sale of securities. The Company has no present plans or agreements to increase the number of authorized shares of its capital stock. In the event that a corporate opportunity presents itself, the Board may seek shareholder approval to increase the number of authorized shares. Further, the Company may effectuate a reverse split of its common stock in the future.

     The following summary description of the securities of the Company is qualified in its entirety by reference to the Certificates of Incorporation, as amended, and the Bylaws of the Company, as amended, copies of which are filed as exhibits to this Form 10-SB.

COMMON  STOCK

     The Company's Articles of Incorporation authorize 100,000,000 shares of common stock. The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company, including the election of directors. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented, except that pursuant to the Bylaws a consent to corporate action by a majority of shareholders entitled to vote on a matter is permitted. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

     The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor only after accrued dividends are paid to holders of preferred stock and other senior securities. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them subject to the rights of holders of preferred stock and other senior securities.

PREFERRED  STOCK

     There are no shares of preferred stock outstanding However, the Company may designate Series a Convertible Preferred Stock in the near future in connection with a proposed sale of securities. The Company's Articles of Incorporation authorize 10,000,000 shares of preferred stock and provide that the Board of Directors may designate the voting power, preferences, relative, participating optional or other special rights, and qualifications, limitations or restrictions of preferred stock. The Company's Articles of Incorporation also provide that the Board of Directors may create one or more classes of preferred stock and one or more series of preferred stock.

     Series a Convertible Preferred Stock. If designated, the description of Series a Convertible Preferred Stock would be qualified in its entirety by reference to the Company's Articles of Incorporation, Bylaws and the Certificate of the Designation, Preferences, Rights and Limitations of Series a Convertible Preferred Stock.

     Series a Convertible Preferred Stock would be convertible into common stock beginning 24 months after purchase as follows: (i) at a conversion ratio of 20 shares of common stock per share of Series a Convertible Preferred Stock, or,
(ii) at a conversion price calculated as 70% of the average of the daily high and low bid per share of common stock during the 20 trading days preceding conversion, whichever method results in a greater of shares of common being issued on the conversion date. However, the conversion price shall not be less than $.10 per share of common stock. The Series a Convertible Preferred Stock dividend would be the payment-in-kind of common stock for the equivalent of a 15% annual dividend rate on the stated value of the Series a Convertible Preferred Stock. The value of common stock in connection with a dividend is calculated as the average of the daily high and low bid per share of common stock during the 20 trading days preceding the record date of the annual dividend payment. Series a Convertible Preferred Stock would be non-voting.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Stock and Other Shareholder Matters

     The Company's common stock is currently traded on the over-the-counter bulletin board ("OTC BB") under the symbol "FCAI." The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for the common stock of the Company as reported on the OTC BB. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions.

QUARTER ENDED        HIGH BID    LOW BID
------------------  ----------  ---------
March 31, 1997 . .  $      (*)  $     (*)
June 30, 1997. . .  $      (*)  $     (*)
September 30, 1997  $      (*)  $     (*)
December 31, 1997.  $      (*)  $     (*)

March 31, 1998 . .  $      (*)  $     (*)
June 30, 1998. . .  $      (*)  $     (*)
September 30, 1998  $      (*)  $     (*)
December 31, 1998.  $     (**)  $    (**)

March 31, 1999 . .  $      .50  $     .25
June 30, 1999. . .  $   1.4375  $     .25
September 30, 1999  $     1.00  $     .50

(*) To the best of the Company's knowledge, from January 1, 1996 through October, 1998, no broker-dealer made an active market or regularly submitted quotations for the Company's stock. During this period there were only an infrequent number of trades and virtually no trading volume.

(**)     To  the  best  of  the Company's knowledge, from November, 1998 through
January, 1999, there were only an infrequent number of trades and little trading volume.

     The closing bid price on the Company's common stock was $.625 per share on November 4, 1999. As of November 8, 1999, there were approximately 1,013 holders of record of the Company's common stock.

     The Company's transfer agent is OTC Stock Transfer, Inc., 321 East 2100 South, Salt Lake City, UT 84115; PO Box 65665, Salt Lake City, UT 84165; tel.
(801)  485-555,  fax  (801)  486-0562.

DIVIDEND  POLICY

     The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operation and expansion of the Company's business. The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.

Item  2.     Legal  Proceedings

     None.

Item  3.     Changes  in  and  Disagreements  With  Accountants

(a)     On  July  2,  1998  the  Company engaged Ham, Langston & Brezina, L.L.P.
("Ham, Langston & Brezina") as its independent accountant. The decision to engage Ham, Langston & Brezina as the Company's independent accountant was recommended and approved by the chairman of the Company's Board of Directors.

(b) In a report dated May 2, 1994, Darrell T. Schvaneveldt, Certified Public Accountant, reported on the Company's financial statements as of April 30, 1994, December 31, 1993, 1992 and 1991, and the related statements of operations, stockholders' equity and cash flows for the accumulated period January 3, 1977 to April 30, 1994, the period January 1, 1994 to April 30, 1994, and for the years ended December 31, 1993, 1992 and 1991. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. Darrell T. Schvaneveldt, Certified Public Accountant, understands that he was terminated as the Company's independent accountant effective May 2, 1994. Thereafter, the Company engaged Ham, Langston & Brezina as its independent accountant on July 2, 1998.

(c) During the Company's two fiscal years ended December 31, 1998 and 1997, and the subsequent interim period preceding the decision to engage independent accountants, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Item 304 of Regulation S-B.

(d) Effective July 2, 1998, the Company engaged Ham, Langston & Brezina as its independent accountant. During the two years ended December 31, 1998 and 1997, and the subsequent interim period preceding the decision to engage independent accountants, neither the Company nor anyone on its behalf consulted Ham, Langston & Brezina regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Ham, Langston & Brezina provided to the Company a written report or oral advice regarding such principles or audit opinion.

     Darrell T. Schvaneveldt, Certified Public Accountant, has provided the Company with a letter pursuant to Rule 304 of Regulation S-B.

Item  4.     Recent  Sales  of  Unregistered  Securities

     During the past three years, the following transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

     In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, Eurocapital Group, Ltd. and United Capital Group Limited, whereby the Company issued a total of 34,000,000 shares of common stock of the Company to the EIP stockholders in exchange for all of the outstanding shares of EIP. The Stock Exchange Agreement was the result of negotiations between the Company and the EIP stockholders. The Company believes that the EIP stockholders had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company. The Company believes that the EIP stockholders were knowledgeable about the Company's operations and financial condition.

     In October and November 1998 the Company sold a total of 7,680,000 shares of common stock and 4,250,000 options to purchase common stock to six employees of the Company for prices ranging from $.001 to $.01 per share in cash, including the options purchased. These options are exercisable at exercise prices ranging from $.01 per share to $.10 per share. The Company received a total of $14,678 in cash from the sale of these securities. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. All of these persons were employees of the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

     In October, 1998 the Company sold a total of 400,000 shares of common stock to two investors for $.01 per share . The Company received a total of $4,000 in cash from the sale of these securities. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. All of these persons were employees of the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

     In October, 1998 the Company issued a total of 440,000 shares of common stock to two vendors as payment in kind for legal services rendered. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company. All of these persons were vendors of the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

     In November and December, 1998, the Company sold a total of 580,000 shares of common stock to four investors at prices ranging from $.005 to $.04 per share. The Company received a total of $8,600 in cash from the sale of these securities. The Company believes that these persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that each of them was knowledgeable about the Company's operations and financial condition.

     In January, February and March, 1999, the Company sold a total of 1,830,000 shares of common stock to six employees of the Company, four family members of employees, , two vendors and five investors at prices ranging from $.005 to $.05 per share in cash. The Company received a total of $42,950 in cash from the sale of these securities. The Company believes that these persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that each of them was knowledgeable about the Company's operations and financial condition.

     In January, 1999 the Company granted options to purchase 100,00 shares of common stock of the Company to Walter Wilson, a director of the Company, at an exercise price of $.10 per share. The Company believes Mr. Wilson had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company. Mr. Wilson is a director of the Company and in such capacity he was knowledgeable about the Company's operations and financial condition.

     In February, 1999, pursuant to a loan agreement effective September, 1998, United Capital Group Limited and the Company agreed to exchange the existing indebtedness on this loan (which was $186,000) for 7,440,000 shares of common stock, or $0.025 per share. In August, 1999, United Capital Group Limited converted additional debt (which was $114,000) for shares of common stock of the Company pursuant to the loan agreement at an exchange price of $0.05 per share for 2,280,000 shares of common stock of the Company. The Company believes that United Capital Group Limited had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the exchange or purchase of these securities of the Company, and that they were knowledgeable about the Company's operations and financial condition.

     In April, 1999, the Company awarded Mr. Genin with an immediately exercisable option to purchase up to 200,000 shares of common stock of the Company at an exercise price of $0.25 per share expiring on March 31, 2002. This was compensation for services rendered from August, 1998 through March 31, 1999. Mr. Genin is an officer and director of the Company. The Company believes that Mr. Genin had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of this option The Company believes that each of he was knowledgeable about the Company's operations and financial condition.

     From April through July 22, 1999, six investors and one family member of an employee purchased a total of 215,000 shares of common stock of the Company at purchase prices ranging from $0.05 per share to $0.15 per share. The Company received a total of $36,000 in cash from the sale of these securities. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that each of these persons were knowledgeable about the Company's operations and financial condition.

     In August, 1999, the Company sold a total of 1,000,000 shares of commons stock to Bailey Pacific Enterprises ("Bailey") for cash consideration of $200,000. The Company believes that Bailey had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that the Bailey was were knowledgeable about the Company's operations and financial condition.

     In September, 1999 the Company issued a total of 10,000 shares of common stock to two employees as compensation for services rendered. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company. All of these persons were vendors of the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

     In September, 1999 the Company issued a total of 10,000 shares of common stock to Coffin Communications Group as compensation for services rendered. The Company believes that Coffin Communications Group had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the receipt of these securities of the Company. Coffin Communications Group was a vendor of the Company and in such capacity it was knowledgeable about the Company's operations and financial condition.

     In October, 1999 the Company issued a total of 23,000 shares of common stock to one employee and one vendor as compensation for services rendered. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company. All of these persons were employees or vendors of the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

     In October, 1999 the Company issued options to purchase a total of 40,000 shares of common stock to two vendors as compensation for services rendered. The options are immediately exercisable. Of these options, 30,000 options have an exercise price of $.68 per share and expire in October, 2001, and 10,000 options have an exercise price of $.75 per share and expire on October. 2000. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company. All of these persons were vendors of the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

Item  5.     Indemnification  of  Directors  and  Officers

     The following summary description of material provisions of the Company's Certificate of Incorporation and Bylaws is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company, copies of which are included as exhibits to this Form 10-SB.

     The Company's Certificate of Incorporation, Section Seven, provides that a Director of the Company is not liable to either the Company or its shareholders for breach of fiduciary duties unless the breach involves a breach of loyalty to the Company or its shareholders, acts or omissions not in good faith which involve intentional misconduct or knowing violation of law, liability for unlawful payments of dividends or unlawful stock purchase or redemption by the Company, or a transaction from which the director derived an improper personal benefit.

     The Company's Bylaws, Article V, Section 14, provides for the indemnification of present and future officers and directors for all liabilities against the officer or director in connection with any claim by reason of his being or having been an officer or director of the Company.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the Company's Certificate of Incorporation or Bylaws, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

The financial information required by this item is included as set forth beginning on Page F-1.

                                    PART III

Item  1.     Index  to  Exhibits.

     3.1(*)     Certificate  of  Incorporation  and  Amendments  thereto.
     3.2(*)     By-Laws  and  Amendments  thereto.
     4.1(*)     Form  of  Common  Stock  Certificate.
     10.1(*)    Stock  Exchange  Agreement  by  and  among  First  Capital
                International, Inc. and certain registered holders of capital stock of EIP Liisingu  AS,  an  Estonian  corporation.
     10.2(*)    Loan agreement between the Company and United Capital Group, Ltd
     16.1(*)    Letter  on  change  of  certifying  accountant.
     21.1(*)    Subsidiaries  of  the  registrant.
     27.1(**)   Financial  Data Schedule for the year ended December 31, 1997.
     27.2(**)   Financial  Data Schedule for the year ended December 31, 1998.
     27.3(**)   Financial Data Schedule for the six months ended June 30, 1999.

(*)     Previously  provided  in  the  Form  10-SB  original  submission  and amendments  thereto.
(**)     Provided  herewith.

Item  2.     Description  of  Exhibits.

     The Exhibits required by this item are provided as set forth in the Index to Exhibits.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 3 of Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               First  Capital  International,  Inc.



November  10,  1999            By  /s/  Alex  Genin
                                   -----------------------------
                                   Alex  Genin
                                   Director,  CEO  and  President


November  10,  1999            By  /s/  Joselito  H.  Sangel
                                   -----------------------------
                                   Joselito  H.  Sangel
                                   Vice  President  of  Finance

                        FIRST CAPITAL INTERNATIONAL, INC.
                                   __________



                        CONSOLIDATED FINANCIAL STATEMENTS
                       WITH REPORT OF INDEPENDENT AUDITORS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                        FIRST CAPITAL INTERNATIONAL, INC.
                                TABLE OF CONTENTS
                                   __________


                                                      PAGE(S)
                                                      -------
Report of Independent Auditors . . . . . . . . . . .  F-3

Audited Financial Statements

  Consolidated Balance Sheet as of December 31, 1998  F-4

  Consolidated Statement of Operations for the
    years ended December 31, 1998 and 1997 . . . . .  F-5

  Consolidated Statement of Stockholders' Deficit for the years ended December 31, 1998 and 1997 . F-6

  Consolidated Statement of Cash Flows for the
    years ended December 31, 1998 and 1997 . . . . .  F-8

Notes to Consolidated Financial Statements . . . . .  F-9

                         REPORT OF INDEPENDENT AUDITORS



Board  of  Directors  and  Stockholders
First  Capital  International,  Inc.


We have audited the accompanying consolidated balance sheet of First Capital International, Inc. as of December 31, 1998, and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital International, Inc. as of December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed further in Note 2, the accompanying financial statements for the years ended December 31, 1998 and 1997 have been restated.


     /s/  Ham,  Langston  &  Brezina,  L.L.P.

Houston,  Texas
November 8,  1999

                        FIRST CAPITAL INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                                   __________

     ASSETS
---------------------------------------------

Current assets:
  Cash and cash equivalents . . . . . . . . .  $  61,467
  Lease receivables, net. . . . . . . . . . .    107,200
  Accounts and notes receivable, net. . . . .      8,862
  Prepaid expenses. . . . . . . . . . . . . .      6,974
  Assets held for sale. . . . . . . . . . . .     18,958
                                               ----------

    Total current assets. . . . . . . . . . .    203,461

Lease receivables . . . . . . . . . . . . . .    119,339

Accounts and notes receivable, net. . . . . .      3,082

Property and equipment, net . . . . . . . . .      9,519
                                               ----------

      Total assets. . . . . . . . . . . . . .  $ 335,401
                                               ==========


LIABILITIES AND STOCKHOLDERS' DEFICIT
---------------------------------------------

Current liabilities:
  Note payable-related party. . . . . . . . .  $ 105,958
  Accounts payable. . . . . . . . . . . . . .     21,276
  Accrued liabilities . . . . . . . . . . . .      5,225
                                               ----------

    Total current liabilities . . . . . . . .    132,459

Long-term debt-related party. . . . . . . . .    333,641
                                               ----------

      Total liabilities . . . . . . . . . . .    466,100
                                               ----------

Commitments and contingencies

Stockholders' deficit:
  Common stock, $0.001 par value; 100,000,000
    shares authorized; 55,751,142 shares
    issued and outstanding. . . . . . . . . .     55,751
  Additional paid-in capital. . . . . . . . .    681,746
  Accumulated deficit . . . . . . . . . . . .   (865,340)
  Accumulated foreign currency translation
    adjustments . . . . . . . . . . . . . . .     (2,856)
                                               ----------

      Total stockholders' deficit . . . . . .   (130,699)
                                               ----------

        Total liabilities and stockholders'
          deficit . . . . . . . . . . . . . .  $ 335,401
                                               ==========

                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   __________


                                           YEAR ENDED DECEMBER 31,
                                          ------------------------
                                             1998           1997
                                          AS RESTATED    AS RESTATED
                                         (SEE NOTE 2)   (SEE NOTE 2)
                                         -------------  -------------
Revenue:
  Interest income . . . . . . . . . . .  $     43,822   $    109,628
  Other operating revenue . . . . . . .        13,352         23,244
                                         -------------  -------------

    Total revenue . . . . . . . . . . .        57,174        132,872
                                         -------------  -------------

Costs and expenses:
  Operating, general and administrative
    expenses. . . . . . . . . . . . . .       257,745         82,146
  Stock and option based compensation .       546,822              -
  Depreciation and amortization . . . .         8,563         12,109
  Interest expense. . . . . . . . . . .        70,845         65,570
  Foreign currency translation losses .             -          3,125
  Other expense, net. . . . . . . . . .           303              -
                                         -------------  -------------

    Total costs and expenses. . . . . .       884,278        162,950
                                         -------------  -------------

Net loss. . . . . . . . . . . . . . . .  $   (827,104)  $    (30,078)
                                         =============  =============

Basic and dilutive net loss per
  common share. . . . . . . . . . . . .  $      (0.03)  $      (0.00)
                                         =============  =============

Weighted average shares outstanding . .    24,477,471     12,651,142
                                         =============  =============

                 See notes to consolidated financial statements.

                                       FIRST CAPITAL INTERNATIONAL, INC.
                                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                                  __________


                                                                                         FOREIGN      COMPRE-
                                                          ADDITIONAL                    CURRENCY      HENSIVE
                                     COMMON     STOCK      PAID-IN      ACCUMULATED    TRANSLATION    INCOME
                                     SHARES    AMOUNT      CAPITAL        DEFICIT      ADJUSTMENT     (LOSS)
                                     -------  ---------  ------------  -------------  -------------  ---------
Balance at December 31, 1996. . . .      50   $ 40,241   $         -   $    (11,283)  $          -   $ 28,958
                                                                                                     ---------

Net loss and comprehensive income
  (loss) as restated (See Note 2) .       -          -       (30,078)             -        (30,078)

Reverse 1 for 25 stock split
  and subsequent cancellation
  of shares . . . . . . . . . . . .     (48)   (38,631)       38,631              -              -          -

Common stock issued for cash. . . .       8      5,780             -              -              -          -
                                     -------  ---------  ------------  -------------  -------------  ---------

Balance at December 31, 1997, as
  restated (See Note 2) . . . . . .      10      7,390        38,631        (41,361)             -     (1,120)
                                                                                                     ---------

Cumulative foreign currency trans-
  lation adjustment at January 1,
  1998, the date of change in
  status of Estonia to non-highly
  inflationary economy. . . . . . .       -          -         3,125         (3,125)             -

Net loss, as restated (See Note 2).       -          -      (827,104)             -       (827,104)

Other comprehensive income-
  foreign currency transla-
  tion adjustment . . . . . . . . .       -          -             -            269            269
                                                                                      -------------

  Comprehensive income                                                                    (826,835)
                                                                                      -------------

Common stock issued for cash
  before recapitalization . . . . .      30     21,314           376              -              -          -


                 See notes to consolidated financial statements.

                                       FIRST CAPITAL INTERNATIONAL, INC.
                          CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT, CONTINUED
                                                  __________


                                                                                        FOREIGN      COMPRE-
                                                         ADDITIONAL                    CURRENCY      HENSIVE
                                     COMMON     STOCK     PAID-IN      ACCUMULATED    TRANSLATION     INCOME
                                     SHARES    AMOUNT     CAPITAL        DEFICIT      ADJUSTMENT      (LOSS)
                                   ----------  -------  ------------  -------------  -------------  ----------
Recapitalization effective
  September 17, 1998. . . . . . .  46,651,102   17,947      (17,947)             -              -           -

Common stock issued for cash
  and services after recapital-
  ization . . . . . . . . . . . .   9,100,000    9,100      510,600              -              -           -

Stock options issued to
  officers below fair market
  value . . . . . . . . . . . . .                    -       50,000              -              -           -

Value of conversion feature on
  convertible debt  (See Note 2).           -        -      100,086              -              -           -
                                   ----------  -------  ------------  -------------  -------------  ----------

Balance at December 31, 1998, as
  restated (See Note 2) . . . . .  55,751,142  $55,751  $   681,746   $   (865,340)  $     (2,856)  $(827,955)
                                   ==========  =======  ============  =============  =============  ==========

                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   __________


                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                        1998           1997
                                                     AS RESTATED    AS RESTATED
                                                    (SEE NOTE 2)   (SEE NOTE 2)
                                                    -------------  -------------
Cash flows from operating activities:
  Net loss . . . . . . . . . . . . . . . . . . . .  $   (827,104)  $    (30,078)
  Adjustment to reconcile net loss to net
    cash used in operating activities:
    Loss from sale of property and equipment . . .             -            304
    Depreciation expense . . . . . . . . . . . . .         8,563         12,109
    Provision for bad debts. . . . . . . . . . . .        53,148              -
    Foreign currency translation losses. . . . . .             -          3,125
    Common stock and stock options issued for
      services . . . . . . . . . . . . . . . . . .       546,822              -
    Amortization of discount on note payable-
      related party. . . . . . . . . . . . . . . .        39,234              -
    Change in operating assets and liabilities:
      Lease receivables. . . . . . . . . . . . . .        28,187        257,925
      Accounts receivable. . . . . . . . . . . . .        14,612        242,649
      Prepaid expenses . . . . . . . . . . . . . .            67              -
      Assets held for sale . . . . . . . . . . . .       (18,958)             -
      Accounts payable . . . . . . . . . . . . . .        18,157        (60,988)
      Accrued liabilities. . . . . . . . . . . . .       (53,295)       (21,782)
                                                    -------------  -------------

        Net cash provided by (used in)
          operating activities . . . . . . . . . .      (190,567)       403,264
                                                    -------------  -------------

Cash flows from investing activities:
  Proceeds from sale of property and equipment . .           138          9,721
  Capital expenditures . . . . . . . . . . . . . .             -         (9,041)
                                                    -------------  -------------

        Net cash provided by investing
          activities . . . . . . . . . . . . . . .           138            680
                                                    -------------  -------------

Cash flows from financing activities:
  Proceeds from notes payable and related
    conversion feature . . . . . . . . . . . . . .       166,810              -
  Proceeds from sale of common stock . . . . . . .        44,568          5,780
  Payments on notes payable. . . . . . . . . . . .             -       (365,914)
                                                    -------------  -------------

        Net cash provided by (used in) financing
          activities . . . . . . . . . . . . . . .       211,378       (360,134)
                                                    -------------  -------------

Effects of exchange rate changes on cash . . . . .        (1,774)             -
                                                    -------------  -------------

Net increase in cash and cash equivalents. . . . .        19,175         42,292

Cash and cash equivalents, beginning
  of year. . . . . . . . . . . . . . . . . . . . .        42,292              -
                                                    -------------  -------------

Cash and cash equivalents, end of year . . . . . .  $     61,467   $     42,292
                                                    =============  =============


Supplemental disclosure of cash flow information:

  Cash paid for interest . . . . . . . . . . . . .  $     31,611   $     65,570
                                                    =============  =============


                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES
       ----------------------------------------------------

First Capital International, Inc. (the "Company"), formerly Ranger/USA, Inc., assumed its current name in August 1998 when new management took over the Company which, at the time, had no existing operations, and began implementation of a new business plan. The Company is now involved primarily in the identification, acquisition and operation of businesses serving or focussed on Central and Eastern European markets. To date, the Company's initial business has been EIP Liisingu AS, an Estonian company that provides lease financing of real estate, motor vehicles and equipment. The Company is currently identifying additional acquisition targets that are involved in the financial services or high technology sectors (See Note 2) and is devoting substantial resources to the development of a virtual shopping mall, PlazaRoyal.com, for deployment on the Internet.

     PRINCIPLES  OF  CONSOLIDATION
     -----------------------------

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.

     MANAGEMENT  ESTIMATES
     ---------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates mainly involve the useful lives of property and equipment, the valuation of deferred tax assets and the realizability of accounts receivable.

     REVENUE  RECOGNITION
     --------------------

Interest income is recognized using the interest method over the terms of underlying leases. Other operating revenue is recognized at the time services are provided.

     CONCENTRATIONS  OF  CREDIT  RISK
     --------------------------------

Cash and accounts and lease receivables are the primary financial instruments that subject the Company to concentrations of credit risk. The Company maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Cash balances are currently maintained in banks in Estonia and the United States. Cash balances in U.S. banks may periodically exceed the $100,000 federal depository insurance limit.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
       ----------------------------------------------------------------

     CONCENTRATIONS  OF  CREDIT  RISK,  CONTINUED
     --------------------------------------------

Accounts and leases receivable arise primarily from transactions with customers in Estonia. The Company performs credit reviews of its customers and provides a reserve for accounts where collectibility is uncertain. Collateral is required for credit granted in connection with certain lease transactions.

     CASH  EQUIVALENTS
     -----------------

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

     PROPERTY  AND  EQUIPMENT
     ------------------------

Equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of 2 to 5 years for office furniture and equipment and 2 to 3 years for machinery and equipment.

     IMPAIRMENT  OF  LONG-LIVED  ASSETS
     ----------------------------------

In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

     INCOME  TAXES
     -------------

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
     ---------------------------------------

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
       ----------------------------------------------------------------

     FOREIGN  CURRENCY  TRANSLATION
     ------------------------------

During 1998, the Company determined that the local currency was the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52). Under FAS 52, assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period.

     COMPREHENSIVE  INCOME
     ---------------------

Effective January 1, 1998 the Company adopted FAS 130, "Reporting Comprehensive Income". FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires (a) classification of the components of other comprehensive income by their nature in a financial statement and (b) the display of the accumulated balance of the other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Prior years financial statements have been reclassified to conform to these requirements.

During 1997, Estonia was considered a "highly inflationary economy" and the U.S. dollar was treated as the functional currency for the Company's Estonian subsidiary. Accordingly, all translation adjustments are reflected in the consolidated statement of operations in 1997.


2.     RESTATEMENT  OF  FINANCIAL  STATEMENTS
       --------------------------------------

During the year ended December 31, 1997, the financial statements of the Company's Estonian subsidiary were improperly translated to U.S. dollars treating Estonia as a stable (non-highly inflationary) economy and the Estonian kroon as the functional currency. However, based on the fact that Estonia's three year cumulative compounded inflation rate exceeded 100% during the three years prior to 1997, the U.S. dollar should have been used as the functional currency for the Company's Estonian operations in 1997.


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

2.     RESTATEMENT  OF  FINANCIAL  STATEMENTS,  CONTINUED
       --------------------------------------------------

During the year ended December 31, 1998, the Company issued certain short-term debt with an associated beneficial conversion feature. The beneficial conversion feature was assigned a value of zero, but should have been assigned a value of approximately $100,000 and amortized as additional interest expense over the term of the debt.

The effect of correcting these errors in application of generally accepted accounting principles on the Company's financial statements at December 31, 1998 and 1997 and for the years ended, is as follows:

                                          1998      1997
                                        ---------  -------
Decrease in total assets . . . . . . .  $      -   $    -
                                        =========  =======

Decrease in total liabilities. . . . .  $(60,852)  $    -
                                        =========  =======

Increase in common and preferred stock
  and additional paid-in capital . . .  $ 60,852   $    -
                                        =========  =======

Increase in accumulated deficit. . . .  $ 39,234   $3,125
                                        =========  =======

Increase in net loss . . . . . . . . .  $ 39,234   $3,125
                                        =========  =======

Increase in basic and dilutive net
  loss per common share. . . . . . . .  $  (0.00)  $(0.00)
                                        =========  =======



3.     RECAPITALIZATION
       ----------------

On September 28, 1998 First Capital International, Inc. was acquired by EIP Liisingu AS ("EIP"), an Estonian corporation, in a recapitalization transaction accounted for similar to a reverse acquisition, except that no goodwill was recorded. First Capital International, Inc. was the "acquired" company in the transaction, but remains the surviving legal entity. Prior to the acquisition First Capital International, Inc. was a non-operating public shell corporation with no significant assets. Accordingly, the transaction was treated as an issuance of stock by First Capital International, Inc. for EIP's net monetary assets, accompanied by a recapitalization. In connection with this transaction, First Capital International, Inc. issued 34,000,000 shares of common stock in exchange for all outstanding shares of EIP. Since this transaction is in substance, a recapitalization of EIP and not a business combination, proforma information is not presented and a valuation of the company was not performed.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

3.     RECAPITALIZATION,  CONTINUED
       ----------------------------

In connection with the recapitalization transaction described in the previous paragraph, the outstanding common stock of First Capital International, Inc. was essentially substituted for the common stock of EIP and the difference was included in additional paid-in capital.


4.     GOING  CONCERN  CONSIDERATIONS
       ------------------------------

During the years ended December 31, 1998 and 1997, the Company has been dependent on debt and equity raised from individual investors and related parties to sustain its operations. During the years ended December 31, 1998 and 1997, the Company incurred net losses of $827,104 and $30,078, respectively. Also, during the year ended December 31, 1998, the Company had negative cash flows from operations of $190,567. These factors along with a stockholders' deficit of $130,699 at December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern.

Management  has  specific  plans  to address the financial situation as follows:

     In the near term the Company plans a private placement of its common stock to qualified investors to fund its current operations.

     In the intermediate term, the Company plans to file a Form 10SB and become a full reporting company under the Securities and Exchange Act of 1934. Management believes this step will provide a market for its common stock and provide a means of obtaining future funds necessary to implement its business plan.

     In the long-term, the Company believes that cash flows from acquired businesses and businesses that it is currently developing will provide the resources for its continued operations. The Company is currently developing a virtual mall for launch on the Internet. Management believes that revenues from this virtual mall, if successfully launched, will more than cover overhead at the corporate level. Acquisition activities and development of the Company's internet project resulted in corporate headquarters accounting for 95% of the Company's total net loss in 1998.


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

4.     GOING  CONCERN  CONSIDERATIONS,  CONTINUED
       ------------------------------------------

There can be no assurance that the Company's planned private placement of equity securities or its planned full public reporting status will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

     The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the continuation of its business operations.

     The ability of the Company to acquire or internally develop viable businesses.

     The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.


5.     ACCOUNTS  AND  NOTES  RECEIVABLE
       --------------------------------

Accounts  and  notes  receivable  at  December  31,  1998  were  as  follows:

  Trade accounts receivable. . . . . . . . .  $ 6,618
  Notes receivable . . . . . . . . . . . . .    4,042
  Accrued interest receivable. . . . . . . .    3,537
  Other. . . . . . . . . . . . . . . . . . .      409
                                              -------

                                               14,606
  Less allowance for doubtful accounts . . .    2,662
                                              -------

                                               11,944
  Less current portion of accounts and notes
    receivable . . . . . . . . . . . . . . .    8,862
                                              -------

                                              $ 3,082
                                              =======

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

6.     INVESTMENT  IN  DIRECT  FINANCING  LEASES
       -----------------------------------------

The Company owns and leases various buildings, transportation and other equipment under leases that meet the criteria to be classified as direct financing leases. Assets owned and leased under direct financing leases are carried at the Company's gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease.

The components of the Company's investment in direct financing leases at December 31, 1998 were as follows:

       Lease  contracts  receivable  (net  of
    accounts  reserved  of  $5,439)                         $280,986
  Less  unearned  income                                      54,447
                                                            --------

       Investment  in  direct  financing  leases            $226,539
                                                            ========


The minimum lease payment receivables under noncancellable leasing arrangements at December 31, 1998 were as follows:

YEAR ENDING
DECEMBER 31,
------------
     1999     $133,092
     2000       91,716
     2001       50,700
     2002        5,478
              --------

          Net  minimum  lease  receipts                      280,986

          Less  unearned  income                              54,447
                                                            --------

          Net  investment  in  direct  financing
       leases      226,539

          Less  current  portion                             107,200
                                                            --------

                                                            $119,339
                                                            ========


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

7.     PROPERTY  AND  EQUIPMENT
       ------------------------

Property  and  equipment  at  December  31,  1998  was  as  follows:

  Transportation  equipment                                 $ 24,111
  Office  equipment                                            4,934
                                                            --------

                                                              29,045
       Less  accumulated  depreciation                        19,526
                                                            --------

                                                            $  9,519
                                                            ========


8.     NOTE  PAYABLE  AND  LONG-TERM  DEBT-RELATED  PARTY
       --------------------------------------------------

Notes  payable  and  long-term  debt  at  December  31,  1998  were  as follows:

     Note  payable  to  a  related  foreign  corpora-
  tion  under  a  $300,000  line  of  credit,
  bearing  interest  at  a  stated  rate  of  8.0%
  per  year  and  currently  due  February  1,
  1999.  This  note  includes  provisions  under
  which  it  may,  at  the  option  of  the  Company,
  be  converted  to  restricted  shares  of  the
  Company's  common  stock  based  at  a  conver-
  sion  price  of  $0.025  per  share.  The  con-
  version  price  at  the  date  the  note  was
  negotiated  was  below  the  fair  value  of
  the  Company's  common  stock.  Accordingly,
  the  note  was  issued  at  a  discount  of
  $100,086  and  such  discount  is  being  amor-
  tized  to  interest  expense  from  the  date
  of  individual  draws  under  the  line  of
  credit  to  the  date  of  maturity,  resulting
  in  an  effective  interest  rate  of  approx-
  imately  1600%.  In  February  1999  this
  note  was  converted  to  common  stock.                  $105,958


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

8.     NOTE  PAYABLE  AND  LONG-TERM  DEBT-RELATED  PARTY,  CONTINUED
       --------------------------------------------------------------

     Note  payable  to  EIP's  former  parent  company,
  bearing  interest  at  10%  per  year  and  due
  in  monthly  payments  of  interest  only
  through  May  2002,  at  which  date  the  en-
  tire  principal  balance  is  payable.  This
  note  is  collateralized  by  substantially
  all  of  EIP's  property  and  equipment  and
  leased  assets  excluding  buildings  and
  transportation  equipment.                                 333,641
                                                            --------

                                                             439,599
     Less  current  portion                                  105,958
                                                            --------

                                                            $333,641
                                                            ========


Future maturities of notes payable and long-term debt at December 31, 1999 were as follows:

YEAR  ENDING
DECEMBER 31,
------------
     1999     $105,958
     2000            -
     2001            -
     2002      333,641
              --------

              $439,599
              ========


9.     INCOME  TAXES
       -------------

The Company has incurred losses since its inception and, therefore, has not been subject to federal income taxes. As of December 31, 1998, the Company had net operating loss ("NOL") carryforwards for income tax purposes of approximately $480,000 which expire in 2008 through 2018. Under the provisions of Section 382 of the Internal Revenue Code the greater than 50% ownership change in the Company in connection with the reverse merger with EIP (See Note 3) severely limits the Company's ability to utilize the NOL carryforward to reduce future taxable income and related tax liabilities. Additionally, because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company will not be able to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income.


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

9.     INCOME  TAXES,  CONTINUED
       -------------------------

The composition of deferred tax assets and the related tax effects at December 31, 1998 are as follows:

    Deferred  tax  assets:
    Net  operating  losses                $ 163,200
    Allowance for doubtful accounts and
      notes  receivable                       2,754
    Valuation  allowance                   (165,954)
                                          ----------

           Net  deferred  tax  assets     $       -
                                          ==========


The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss is as follows (amounts in thousands):

                                       1998              1997
                               ------------------  ----------------
                                 AMOUNT      %      AMOUNT     %
                               ----------  ------  --------  ------
  Benefit for income tax at
    federal statutory rate. .  $ 281,215    34.0   $10,226    34.0
  Non-deductible foreign
    currency translation
    adjustments . . . . . . .          -       -    (1,062)   (3.5)
  Non-deductible compensation   (199,259)  (24.1)        -       -
  Increase in valuation
    allowance . . . . . . . .    (81,956)   (9.9)   (9,164)  (30.5)
                               ----------  ------  --------  ------

                               $       -       -   $     -       -
                               ==========  ======  ========  ======


10.     STOCKHOLDER'S  EQUITY
        ---------------------

On April 1, 1999 the Company authorized 10,000,000 shares of serial preferred stock for which the Company's Board of Directors may designate voting power, preferences, limitations and restrictions.

During the year ended December 31, 1998, the Company sold and issued, above the number of existing shares outstanding, a total of 43,100,000 shares of common stock. Of the 43,100,000 total shares, 9,100,000 shares were issued for services at prices representing a discount from the fair value of the Company's common stock at the date of issue. Such discount has been recognized as compensation expense totaling $496,822 in the accompanying statement of operations for the year ended December 31, 1998. In connection with the issuance of shares for service, the fair value of the Company's common stock was determined based upon the quoted market price in an inactive market with an appropriate discount for trading restriction on such shares and a thin market for the Company's common stock.


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

10.     STOCKHOLDER'S  EQUITY,  CONTINUED
        ---------------------------------

In order to remain within the constraints of authorized shares on August 28, 1998, the Company adopted amendments to its certificate of incorporation to (i) increase the authorized capital stock of the corporation from 50,000,000 shares to 100,000,000 shares and (ii) decrease the par value of common stock from $0.01 to $0.001 per share.

During the year ended December 31, 1997, the Company, prior to the recapitalization transaction described in Note 3, initiated a 1 for 25 reverse stock split.


11.     STOCK  OPTIONS
        --------------

During the year ended December 31, 1998, the Company issued non-qualified options to employees, officers and directors of the Company that will allow them to immediately acquire a total of 4,250,000 shares of the Company's common stock at prices ranging from $0.05 to $0.10 per share. The table below summarizes the annual activity in the Company's stock options:

                                         WEIGHTED
                                          AVERAGE
                                         EXERCISE
                               OPTIONS     PRICE
                              ---------  ---------
Balance at December 31, 1996
  and 1997 . . . . . . . . .          -  $       -

  Granted. . . . . . . . . .  4,250,000       0.05
  Canceled . . . . . . . . .          -          -
  Exercised. . . . . . . . .          -          -
                              ---------  ---------

Balance at December 31, 1998  4,250,000  $    0.05
                              =========  =========

The Company utilizes the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock option plans. Under APB No. 25, because the exercise prices of the Company's employee stock options were less than the fair value of the Company's stock on the date of grant, compensation expense totaling $50,000 has been recognized in these financial statements to reflect the value of stock options granted as compensation. The fair value of the Company's common stock, for purposes of determining compensation expense associated with stock options, was determined based upon the quoted market price in an inactive market with an appropriate discount for trading restrictions on such shares and a thin market for the Company's common stock.


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

11.     STOCK  OPTIONS,  CONTINUED
        --------------------------

Had the Company elected to recognize compensation cost for stock options based on the calculated fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, net income (loss) per share would have reflected the proforma amounts indicated below:


                                             1998       1997
                                          ----------  ---------
Net loss
  as reported. . . . . . . . . . . . . .  $(827,104)  $(30,078)
  proforma . . . . . . . . . . . . . . .   (912,421)   (30,078)
    Basic and diluted net loss per share      (0.04)     (0.00)


The fair values of the stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for options granted in 1998:

Dividend yield. . . . .      0.0%
Expected volatility . .     70.0%
Risk-free interest rate      4.9%
Expected holding period  2 years

The table below summarizes information regarding Company stock options outstanding and exercisable as of December 31, 1998:

                             WEIGHTED
                              AVERAGE    WEIGHTED
                             REMAINING    AVERAGE
                            CONTRACTUAL  EXERCISE
EXERCISE PRICE    SHARES       LIFE        PRICE
---------------  ---------  -----------  ---------
0.05. . . . . .  4,000,000         2.66  $    0.05
0.10. . . . . .    250,000         2.66       0.10


12.     RELATED  PARTY  TRANSACTIONS
        ----------------------------

During the years ended December 31, 1998 and 1997, the Company engaged in certain related party transactions as follows:


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

12.     RELATED  PARTY  TRANSACTIONS,  CONTINUED
        ----------------------------------------

                                       1998      1997
                                     --------  --------
Direct financing leases with
  officers and directors of EIP:

  Total lease contract amount . . .  $ 3,792   $ 1,066
  Balance of lease receivable at
    year end. . . . . . . . . . . .  $ 1,050   $   169
  Interest rate . . . . . . . . . .       15%       10%

Interest incurred on long-term debt
  to former parent of EIP . . . . .  $31,611   $69,613

During 1998 the Company began subleasing office space from a company 100% owned by the Company's president. The sublease is on a month-to-month basis and provides for monthly payments of $2,323. Total rent expense recognized with respect to this lease during 1998 was $9,372.


13.     LITIGATION
        ----------

The Company is a party to certain litigation arising in the normal course of business. Management believes that such litigation will not have a material impact on the Company.


14.     IMPACT  OF  THE  YEAR  2000  ISSUE
        ----------------------------------

The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

The Company is currently implementing a Year 2000 program which encompasses performing an inventory of information technology and non-information technology systems, assessing the potential problem areas, testing the systems for Year 2000 readiness, and modifying systems that are not Year 2000 compliant.


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

14.     IMPACT  OF  THE  YEAR  2000  ISSUE,  CONTINUED
        ----------------------------------------------

To date, inventory and assessment are in progress for all core systems that are essential for business operations. The Company believes all of its core systems are Year 2000 compliant. Because many of the Company's systems are new and designed to be year 2000 compliant, the Company's management estimates that the work they have completed represents more than seventy-five percent of the work involved in preparing the Company's systems for the Year 2000.

Although the Company expects to be ready to continue business activities without interruption by a Year 2000 problem, Company management recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties, particularly in Estonia and other Eastern European countries. Under a "worst case Year 2000 scenario", it may be necessary for the Company to temporarily interrupt normal business activities or operations and to seek outside financing for cash flow problems brought on by customer payment problems. The Company believes that such circumstances could result in a material adverse impact to its operations and in its current financial position, threaten its continued existence. The Company has begun, but not yet completed, development of a contingency plan to deal with the "most likely worst case Year 2000 scenario". The contingency plan is expected to be completed during the fourth quarter of 1999.

Based on a current assessment, the Company's total cost of becoming Year 2000 compliant is not expected to be significant to its financial position, results of operations or cash flows and is estimated to be less than $10,000.


15.     SEGMENT  AND  GEOGRAPHIC  INFORMATION
        -------------------------------------

The Company currently operates in the equipment and real estate direct financing lease business but is actively seeking qualified businesses to acquire. The Company's two reportable segments are based upon geographic area and type of business. All of the Company's foreign operations are currently conducted by EIP in Estonia. EIP operates with the Estonian kroon as its functional currency.

The corporate component of operating income (loss) represents corporate general and administrative expenses. Corporate assets include cash and cash equivalents.


                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

15.     SEGMENT  AND  GEOGRAPHIC  INFORMATION,  CONTINUED
        -------------------------------------------------

Following  is  a  summary  of  segment  information:

                                   1998       1997
                                ----------  ---------
Net Revenue:
  United States - Corporate. .  $       -   $      -
  Estonia - Leasing. . . . . .     57,174    132,872
                                ----------  ---------

    Total net revenue. . . . .  $  57,174   $132,872
                                ==========  =========


Depreciation and Amortization:
  United States - Corporate. .  $       -   $      -
  Estonia - Leasing. . . . . .      8,563     12,109
                                ----------  ---------

    Total depreciation and
      amortization . . . . . .  $   8,563   $ 12,109
                                ==========  =========


Loss from Operations:
  United States - Corporate. .  $(788,413)  $      -
  Estonia - Leasing. . . . . .    (38,691)   (30,078)
                                ----------  ---------

    Total loss from operations  $(827,104)  $(30,078)
                                ==========  =========


Assets:
  United States - Corporate. .  $     906   $      -
  Estonia - Leasing. . . . . .    334,495    324,293
                                ----------  ---------

    Total assets . . . . . . .  $ 335,401   $324,293
                                ==========  =========


Capital Expenditures:
  United States - Corporate. .  $       -   $      -
  Estonia - Leasing. . . . . .        138      9,721
                                ----------  ---------

    Total capital expenditures  $     138   $  9,721
                                ==========  =========

                        FIRST CAPITAL INTERNATIONAL, INC.
                                   __________



                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
            FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                FIRST CAPITAL INTERNATIONAL, INC.
                                        TABLE OF CONTENTS
                                           __________


                                                  PAGE(S)
                                                  -------
Unaudited Consolidated Condensed Financial
  Statements:

  Consolidated Condensed  Balance Sheet as of
    June 30, 1999 and December 31, 1998. . . . .  F-26

  Consolidated Condensed Statement of
    Operations for the three and six months
    ended June 30, 1999 and 1998 . . . . . . . .  F-27

  Consolidated Condensed Statement of
    Stockholders' Deficit for the six months
    ended March 31, 1999 and 1998. . . . . . . .  F-28

  Consolidated Condensed Statement of Cash Flows
    for the six months ended June 30, 1999 and
    1998 . . . . . . . . . . . . . . . . . . . .  F-29

  Selected Notes to Consolidated Condensed
  Financial Statements . . . . . . . . . . . . .  F-30

                               FIRST CAPITAL INTERNATIONAL, INC.
                              CONSOLIDATED CONDENSED BALANCE SHEET
                              JUNE 30, 1999 AND DECEMBER 31, 1998
                                           __________


                                                   JUNE 30,    DECEMBER 31,
                                                     1999         1998
                      ASSETS                      (UNAUDITED)     (NOTE)
------------------------------------------------  -----------  ------------
Current assets:
  Cash and cash equivalents                       $    92,692  $     61,467
  Short term investments                               44,951             -
  Lease receivables, net                               92,787       107,200
  Other                                                25,365        34,794
                                                  -----------  ------------

    Total current assets                              255,795       203,461

Lease receivables                                      77,348       119,339

Accounts and notes receivable, net                      2,262         3,082

Property and equipment, net                             6,043         9,519
                                                  -----------  ------------

      Total assets                                $   341,448  $    335,401
                                                  ===========  ============


      LIABILITIES AND STOCKHOLDERS' DEFICIT
------------------------------------------------

Current liabilities:
  Note payable to a related party                 $    94,327     $ 105,958
  Accounts payable and accrued liabilities              6,701        26,501
                                                  -----------  ------------

    Total current liabilities                         101,028       132,459

Long-term debt to a related party                     295,179       333,641
                                                  -----------  ------------

      Total liabilities                               396,207       466,100
                                                  -----------  ------------

Commitments and contingencies

Stockholders' deficit:
  Common stock, $0.001 par value; 100,000,000
    shares authorized; 65,196,142 and 55,751,142
    shares issued and outstanding at June 30,
    1999 and December 31, 1998, respectively          65,196        55,751
  Additional paid-in capital                       1,102,261       681,746
  Accumulated deficit                             (1,220,232)     (865,340)
  Accumulated foreign currency translation
    adjustments                                       (1,984)       (2,856)
                                                  -----------  ------------

      Total stockholders' deficit                    (54,759)     (130,699)
                                                  -----------  ------------

        Total liabilities and stockholders'
          deficit                                 $   341,448  $    335,401
                                                  ===========  ============

Note:  The  consolidated  balance  sheet at December 31, 1998 has been derived from the audited financial  statements  at  that  date but does not include all of the information and footnotes required  by  generally  accepted accounting principles for complete financial statements.  See accompanying  notes.

                           FIRST CAPITAL INTERNATIONAL, INC.
                     CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                                       __________
                                      (UNAUDITED)

                                THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                                ---------------------------   -------------------------
                                     1999          1998          1999          1998
                                 ------------  ------------  ------------  ------------
Revenue:
  Interest income . . . . . . .  $     8,948   $    11,201   $    19,418   $    21,901
  Other operating revenue . . .       59,446         7,120        61,929         9,225
                                 ------------  ------------  ------------  ------------

    Total revenue . . . . . . .       68,394        18,321        81,347        31,126
                                 ------------  ------------  ------------  ------------

Costs and expenses:
  Operating, general and admin-
    istrative expenses. . . . .       98,120         4,044       163,776         8,196
  Stock and option based com-
    pensation . . . . . . . . .        6,930             -       149,504             -
  Depreciation and amortization        1,937         2,085         3,994         4,170
  Interest expense. . . . . . .       35,376         7,716       104,388        15,313
  Other expense, net. . . . . .       11,714         5,284        14,577         7,316
                                 ------------  ------------  ------------  ------------

    Total costs and expenses. .      154,077        19,129       436,239        34,995
                                 ------------  ------------  ------------  ------------

Net loss. . . . . . . . . . . .  $   (85,683)  $      (808)  $  (354,892)  $    (3,869)
                                 ============  ============  ============  ============

Basic and dilutive net loss
  per common share. . . . . . .  $     (0.00)  $     (0.00)  $     (0.00)  $     (0.00)
                                 ============  ============  ============  ============

Weighted average shares
  outstanding . . . . . . . . .   65,137,977    46,651,142    63,133,639    46,651,142
                                 ============  ============  ============  ============

                             See accompanying notes.

                                 FIRST CAPITAL INTERNATIONAL, INC.
                     CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS' DEFICIT
                               FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                             __________
                                            (UNAUDITED)


                                                                           FOREIGN        COMPRE-
                                             ADDITIONAL                   CURRENCY        HENSIVE
                                  COMMON      PAID-IN     ACCUMULATED    TRANSLATION      INCOME
                                  STOCK       CAPITAL       DEFICIT      ADJUSTMENT       (LOSS)
                               ------------  ----------  -------------  -------------  ------------
Balance at December 31, 1998.  $    55,751   $  681,746  $   (865,340)  $     (2,856)  $  (827,955)

Net loss. . . . . . . . . . .            -            -      (354,892)             -      (354,892)

Other comprehensive income-
  foreign currency transla-
  tion adjustment . . . . . .            -            -             -            872           872
                                                                                       ------------

  Comprehensive income. . . .                                                             (354,020)
                                                                                       ------------

Common stock issued
  (9,445,000 shares). . . . .        9,445      348,718             -              -             -

Value of conversion feature
  on convertible debt . . . .            -       26,317             -              -             -
                               ------------  ----------  -------------  -------------  ------------

Balance at June 30, 1999. . .  $    65,196   $1,102,261  $ (1,220,232)  $     (1,984)  $(1,181,975)
                               ============  ==========  =============  =============  ============

                             See accompanying notes.

                        FIRST CAPITAL INTERNATIONAL, INC.
                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                                   __________
                                   (UNAUDITED)

                                                  SIX MONTHS
                                                 ENDED JUNE 30,
                                              --------------------
                                                 1999       1998
                                              ----------  --------
Cash flows from operating activities:. . . .  $ (56,614)  $(7,122)
                                              ----------  --------

Cash flows from investing activities:
  Purchase of short-term investments . . . .    (44,951)        -
                                              ----------  --------

        Net cash used by investing
          activities . . . . . . . . . . . .    (44,951)        -
                                              ----------  --------

Cash flows from financing activities:
  Proceeds from sale of common stock . . . .     68,139    19,206
  Proceeds from notes payable to a
    related party and conversion feature . .    113,441         -
  Payments on long-term debt to a
    related party. . . . . . . . . . . . . .    (38,462)        -
                                              ----------  --------

        Net cash provided by financing
          activities . . . . . . . . . . . .    143,118         -
                                              ----------  --------

Effects of exchange rate changes on cash . .    (10,328)     (281)
                                              ----------  --------

Net increase in cash and cash equivalents. .     31,225    11,803

Cash and cash equivalents, beginning
  of period. . . . . . . . . . . . . . . . .     61,467    42,292
                                              ----------  --------

Cash and cash equivalents, end of period . .  $  92,692   $54,095
                                              ==========  ========


Non-cash investing and financing activities:

  Conversion of note payable to a related
    party to common stock. . . . . . . . . .  $ 186,000   $     -

                             See accompanying notes.

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

1.     INTERIM  FINANCIAL  STATEMENTS
       ------------------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for the respective full years.

A summary of the Company's significant accounting policies and other information necessary to understand these consolidated interim financial statements is presented in the Company's audited financial statements for the years ended December 31, 1998 and 1997. Accordingly, the Company's audited financial statements should be read in connection with these financial statements.

2.     INCOME  TAXES
       -------------

The difference between the 34% federal statutory income tax rate shown in the accompanying interim financial statements is primarily attributable to an increase in the valuation allowance applied against the tax benefit from utilization of net operating loss carryforwards.

3.     STOCKHOLDERS'  EQUITY
       ---------------------

During the six months ended June 30, 1999, the Company issued shares of common stock and had other increases to stockholders' equity as follows:

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

3.     STOCKHOLDERS'  EQUITY,  CONTINUED
       ---------------------------------

                                             ADDITIONAL
                                    COMMON     PAID-IN
                                     STOCK     CAPITAL    TOTAL
                                  ---------  ----------  --------
  Common stock issued for cash .  $   2,005  $   66,134  $ 68,139

  Compensation recognized on
    common stock issued to of-
    ficers and employees at
    below market value . . . . .          -     149,504   149,504

  Common stock issued in payment
    of note payable to a related
    party. . . . . . . . . . . .      7,440     178,560   186,000
                                  ---------  ----------  --------

                                  $   9,445  $  394,198  $403,643
                                  =========  ==========  ========

4.     SEGMENT  AND  GEOGRAPHIC  INFORMATION
       -------------------------------------

The Company currently operates in the equipment and real estate direct financing lease business but is actively seeking qualified businesses to acquire. The Company's two reportable segments are based upon geographic area and type of business. All of the Company's foreign operations are currently conducted by EIP in Estonia. EIP operates with the Estonian kroon as its functional currency.

The corporate component of operating loss represents corporate general and administrative expenses and expenses incurred in developing the Company's internet site. Corporate assets include cash and cash equivalents.

Following  is  a  summary  of  segment  information:

                            THREE MONTHS ENDED SIX MONTHS ENDED
                                  JUNE 30,         JUNE 30,
                             ----------------  ----------------
                              1999     1998     1999     1998
                             -------  -------  -------  -------
Net Revenue:
  United States - Corporate  $     -  $     -  $     -  $     -
  Estonia - Leasing . . . .   68,394   18,321   81,347   31,126
                             -------  -------  -------  -------

    Total net revenue . . .  $68,394  $18,321  $81,347  $31,126
                             =======  =======  =======  =======

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

4.     SEGMENT  AND  GEOGRAPHIC  INFORMATION,  CONTINUED
       -------------------------------------------------

                                THREE MONTHS ENDED    SIX MONTHS ENDED
                                      JUNE 30,           JUNE 30,
                                ------------------  --------------------
                                   1999      1998      1999       1998
                                ----------  ------  ----------  --------
Income (loss) from Operations:
  United States - Corporate. .  $(128,335)  $   -   $(392,996)  $     -
  Estonia - Leasing. . . . . .     42,652    (808)     38,104    (3,869)
                                ----------  ------  ----------  --------

    Total loss from operations  $ (85,683)  $(808)  $(354,892)  $(3,869)
                                ==========  ======  ==========  ========

                             JUNE 30,  DECEMBER 31,
                               1999         1998
                             --------  ------------
Assets:
  United States - Corporate  $ 15,075  $          -
  Estonia - Leasing . . . .   326,373       335,401
                             --------  ------------

    Total assets. . . . . .  $341,448  $    335,401
                             ========  ============